02068202

ARS

P.E. 9-30-02

RECD S.E.C.

DEC 3 0 2002

1086

2002

ANNUAL REPORT

EAST TEXAS FINANCIAL SERVICES INC

PROCESSED

JAN 0 3 2003

THOMSON FINANCIAL

Table of Contents

Selected Financial Data

(Dollars in Thousands, except share data)	2002	2001	2000	1999	1998
At September 30,					
Total assets	$ 217,710	$ 211,781	$ 200,211	$ 153,725	$ 124,017
Loans receivable, net	137,183	115,847	102,064	67,250	61,119
Investment securities – available-for-sale	516	6,844	7,917	5,919	0
Investment securities – held-to-maturity	9,724	7,766	25,970	30,481	29,767
Mortgage-backed securities – available-for-sale	20,145	27,352	44,013	32,894	12,810
Mortgage-backed securities – held-to-maturity	30,591	35,879	4,279	5,807	10,941
Goodwill	2,170	2,170	2,313	0	0
Deposits	107,469	115,611	101,620	87,540	86,644
FHLB Advances	86,312	74,468	78,959	45,058	14,946
Stockholders' equity	19,282	17,914	16,210	18,419	20,384
Equity to assets ratio	8.86 %	8.46 %	8.10 %	11.98 %	16.44 %
Common shares outstanding	1,162,320	1,162,320	1,162,320	1,294,420	1,464,056
Book value per share	16.59	15.41	13.95	14.23	13.92
Tangible book value per share	14.66	13.54	11.95	N/A	N/A
For The Year Ended September 30,					
Net interest income	$ 6,694	$ 4,332	$ 3,436	$ 3,231	$ 3,298
Provision for loan losses	365	70	28	0	0
Other operating income	1,342	866	361	358	361
Operating expenses	4,518	3,988	3,275	3,141	2,768
Net income	2,069	700	296	298	561
Base earnings per share	1.84	0.63	.26	.23	.39
Diluted earnings per share	1.81	0.63	.26	.22	.38
Selected Financial Ratios					
Return on average assets	.97 %	0.34 %	0.18 %	0.21 %	0.46 %
Return on average equity	11.13	4.10	1.77	1.51	2.72
Interest rate spread (average)	3.04	1.90	1.60	1.81	2.00
Net interest margin	3.27	2.22	2.13	2.41	2.83
Ratio of average interest-earning assets to average interest-bearing liabilities	107.04	106.16	110.40	113.80	119.58
Operating expenses to average assets	2.11	1.95	1.95	2.26	2.31
Dividend payout ratio	11.24	33.16	80.82	94.51	45.82
Efficiency ratio	64.21	82.44	87.20	91.21	78.96
Net interest income to operating expenses	1.40 x	1.09 x	1.05 x	1.03 x	1.20 x
Asset Quality Ratios					
Non-performing assets to total assets	.75 %	0.74 %	0.52 %	0.50 %	0.18 %
Non-performing loans to total loans receivable	.90	1.14	0.94	1.14	0.37
Allowance for loan losses to non-performing loans	60.87	58.48	110.33	35.16	102.19
Allowance for loan losses to total loans	.55	0.66	1.04	0.40	0.38
Allowance for loan losses to total assets	.35	0.36	0.53	0.18	0.18
Regulatory Capital Ratios (Association only)					
Tangible capital ratio	7.70 %	7.10 %	6.80 %	11.30 %	14.95 %
Tier 1 capital ratio	7.70	7.10	6.80	11.30	14.95
Total risk-based capital ratio	14.50	14.40	16.20	27.94	38.29

To Our Shareholders

On behalf of your Board of Directors, we are pleased to present to you the annual report of East Texas Financial Services, Inc., the holding company for First Federal Savings and Loan Association of Tyler.

We are pleased to report that net income for the year was $2.1 million, an increase of $1.4 million or 195.6% over the $700,000 reported for 2001. We reported basic and diluted earnings per share of $1.84 and $1.81, respectively, for the current year, compared to $.63 for both in 2001.

The increase in net income was the result of several factors.

Our continued emphasis on the origination of consumer, commercial, and non-residential loans helped increase the size of our loan portfolio at yields higher than our average yield on interest-earning assets. If not for the increase in these loan products, we would have seen a more substantial decline in our average yield on interest-earning assets for the year. At September 30, 2002, consumer loans totaled $36.4 million, an increase of $15.6 million, or approximately 75% from September 30, 2001. Nonresidential real estate loans increased to $17.2 million at September 30, 2002 from $11.2 million at September 30, 2001, and home equity loans increased to $10.8 million at September 30, 2002 from $8.3 million at September 30, 2001. Consumer, commercial, and nonresidential loans now account for approximately 41% of the total loan portfolio, compared to only 21% two years ago.

Our overall cost of deposits and borrowings decreased substantially during the year ended September 30, 2002. As the general level of interest rates continued to decline during the year, certificate of deposit and borrowing rates decreased. The net result was a $3.0 million drop in total interest expense to $6.8 million for the year ended September 30, 2002 from $9.8 million for 2001.

Also, as interest rates moved lower, many customers elected to refinance their mortgage loans. With the historically low levels of mortgage rates, we elected to sell most of the fixed rate loans originated over the past year into the secondary market. The result was an increase in loan fee income and gains on the sale of loans.

If interest rates remain low, we expect to continue to see a significant level of refinance activity in our one- to four-family loan portfolio. That, coupled with additional cash flow from our mortgage-backed securities, also due to refinancing activity, will challenge our ability to keep excess cash invested at profitable levels. In order to increase net interest income, we will need to offset this decline in our one- to four-family loan portfolio with consumer and nonresidential loans. To the extent we have to reinvest excess cash flow into securities, our overall level of net interest income may decline in 2003.

All things considered, we are pleased with the direction of the Company and look forward to 2003 with anticipation. Our challenges will be to continue to monitor and manage the credit risk associated with the increased consumer and nonresidential lending, and to monitor and manage interest rate risk.

We encourage you to attend our annual meeting of stockholders. The meeting will be held at 2:00 p.m. on January 29, 2003 at the offices of the Company, 1200 South Beckham Avenue, Tyler, Texas.

Sincerely,

Jack W. Flock
Chairman of the
Board of Directors

Gerald W. Free
Vice-Chairman, President
and Chief Executive Officer

Glossary

Book Value Per Share
Indicates the amount of stockholders' equity attributable to each outstanding share of common stock. It is determined by dividing total stockholders' equity by the total number of common shares outstanding as of a date.

Dividend Payout Ratio
Total dividends paid divided by net income.

Earnings Per Share
Indicates the amount of net income attributable to each share of common stock. It is determined by dividing net income for the period by the weighted average number of common shares outstanding during the same period.

Efficiency Ratio
A measure of operating efficiency determined by dividing total operating expenses by the sum of net interest income after provisions for loan losses and non-interest income, excluding net gains or losses on sale of assets.

Equity to Asset Ratio
Total stockholders' equity divided by total assets.

Interest Rate Sensitivity
A measure of the sensitivity of the Company's net interest income to changes in market interest rates. It is determined by analyzing the difference between the amount of interest-earning assets maturing or repricing within a given time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.

Interest Rate Spread
The difference between the average yield earned on the Company's interest-earning assets and the average rate paid on its interest-bearing liabilities.

Net Interest Income
The dollar difference between the interest earned on the Company's interest-earning assets and the interest paid on its interest-bearing liabilities.

Net Interest Margin
Net interest income as a percentage of average interest-earning assets.

Net Portfolio Value
The present value of future expected cash flows on interest-earning assets less the present value of future expected cash flows on interest-bearing liabilities.

Non-Performing Assets
Loans on which the Company has discontinued accruing interest or are delinquent more than ninety days and still accruing interest, and foreclosed assets.

Return On Average Assets
A measure of profitability determined by dividing net income by average assets.

Return On Average Stockholders' Equity
A measure of profitability determined by dividing net income by average stockholders' equity.

Management's Discussion and Analysis of Financial Condition and Operating Results

Results of Operations

Forward-Looking Information

Except for the historical information contained herein, the matters discussed in the Annual Report may be deemed to be forward-looking statements according to the provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements that are other than statements of historical facts, and the other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-KSB, for the year ended September 30, 2002. Readers are advised that various factors, including, but not limited to – changes in law, regulations or generally accepted accounting principles; East Texas's competitive position within its market area; increasing consolidation within the banking industry; unforeseen changes in interest rates; any unforeseen downturns in the local, regional or national economies – could cause East Texas' actual results or circumstances for future periods to differ materially from those indicated or projected. These forward-looking statements represent the Company's judgment as of the date of this Report. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

General

The principal business of the Company consists of attracting retail deposits from the general public and investing those funds in one-to four-family residential mortgage loans, commercial real estate, one-to four-family construction, multi-family, consumer and commercial loans. The Company also purchases mortgage-backed securities and invests in U.S. Government and agency obligations and other permissible investments.

The Company's revenues are derived primarily from interest earned on loans, mortgage-backed securities and investments and, to a lesser extent, from service charges and loan origination fees, gains on sales of loans and mortgage-backed securities, and loan servicing fee income.

The Company currently offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposits include personal and business checking accounts, passbook and money market accounts and certificate accounts with terms ranging from one month to five years. The Company solicits deposits solely within its primary market area.

Net Income

2002 and 2001 Comparison

Net income totaled $2.1 million for the year ended September 30, 2002, an increase of $1.4 million or 195.6% over the $700,000 reported for the year ended September 30, 2001. Basic earnings per share and diluted earnings per share were reported as $1.84 and $1.81, respectively, for the year ended September 30, 2002. Basic and diluted earnings per share were both $.63 for the year ended September 30, 2001. The increase in net income was the result of a $2.1 million increase in net interest income after provision for loan losses and a $476,0000 increase in noninterest income, which were partially offset by a $530,000 increase in noninterest expense and a $644,000 increase in income tax expense.

For the year ended September 30, 2002, the Company reported a return on average assets of approximately .97%, compared to .34% for the year ended September 30, 2001. Return on average stockholders' equity was approximately 11.13% for the year ended September 30, 2002, compared to 4.10% for the previous year.

2001 and 2000 Comparison

Net income was reported as $700,000 or $.63 in basic earnings per share for the fiscal year ended September 30, 2001, compared to $296,000 or $.26 in basic earnings per share for the year ended September 30, 2000. Diluted earnings per share also totaled $.63 and $.26 per share for the fiscal years ended September 30, 2001 and 2000 respectively. The increase in net income was the result of an $854,000 increase in net interest income after provisions for loan losses and a $505,000 increase in noninterest income, which were partially offset by a $714,000 increase in noninterest expense and a $242,000 increase in income tax expense.

For the year ended September 30, 2001, the Company reported a return on average assets of approximately .34%, compared to .18% for the year ended September 30, 2000. Return on average stockholders' equity was approximately 4.10% for the year ended September 30, 2001, compared to 1.77% for the year ended September 30, 2000.

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates.

Net Interest Income Analysis

	Year Ended September 30,								
	2002			2001			2000		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
				(Dollars in Thousands)					
Interest-earning assets:									
Loans receivable	$ 130,338	$ 10,010	7.68 %	$ 107,930	$ 8,672	8.03 %	$ 76,941	$ 5,980	7.77 %
Mortgage-backed securities	55,621	2,570	4.62	55,615	3,662	6.58	43,012	3,115	7.25
Investment securities	14,176	743	5.24	27,422	1,635	5.96	38,484	2,325	6.04
FHLB stock	4,435	133	3.00	4,228	211	4.99	3,015	242	8.01
Total interest-earning assets (1)	$ 204,.570	$ 13,456	6.58 %	$ 195,195	$ 14,180	7.26 %	$ 161,452	$ 11,662	7.22 %
Interest-bearing liabilities:									
Non-Interest Checking	$ 3,381	$ 0	0.00 %	$ 3,001	$ 0	0.00 %	$ 2,929	$ 0	0.00 %
Interest Checking	15,576	324	2.08	14,798	527	3.56	12,832	512	3.99
Savings accounts	4,035	59	1.47	3,589	103	2.87	2,768	88	3.18
Certificate accounts	85,890	3,671	4.27	88,564	5,277	5.96	68,984	3,815	5.54
Borrowings	82,234	2,708	3.29	73,912	3,941	5.33	58,736	3,811	6.49
Total interest-bearing liabilities	$ 191,116	$ 6,762	3.54 %	$ 183,864	$ 9,848	5.36 %	$ 146,249	$ 8,226	5.62 %
Net interest income		$ 6,694			$ 4,332			$ 3,436	
Net interest rate spread			3.04 %			1.90 %			1.60 %
Net earning assets	$ 13,454			$ 11,331			$ 15,203		
Net interest margin			3.27 %			2.22 %			2.13 %
Average interest-earning assets to Average interest-bearing liabilities			107.04 %			106.16 %			110.40 %

(1) Calculated net of deferred loan fees, loan discounts, loans in process, loss reserves and premiums or discounts.

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates.

Net Interest Income Analysis

	Year Ended September 30,								
	2002			2001			2000		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Loans receivable	$ 130,338	$ 10,010	7.68 %	$ 107,930	$ 8,672	8.03 %	$ 76,941	$ 5,980	7.77 %
Mortgage-backed securities	55,621	2,570	4.62	55,615	3,662	6.58	43,012	3,115	7.25
Investment securities	14,176	743	5.24	27,422	1,635	5.96	38,484	2,325	6.04
FHLB stock	4,435	133	3.00	4,228	211	4.99	3,015	242	8.01
Total interest-earning assets (1)	$ 204,.570	$ 13,456	6.58 %	$ 195,195	$ 14,180	7.26 %	$ 161,452	$ 11,662	7.22 %
Interest-bearing liabilities:									
Non-Interest Checking	$ 3,381	$ 0	0.00 %	$ 3,001	$ 0	0.00 %	$ 2,929	$ 0	0.00 %
Interest Checking	15,576	324	2.08	14,798	527	3.56	12,832	512	3.99
Savings accounts	4,035	59	1.47	3,589	103	2.87	2,768	88	3.18
Certificate accounts	85,890	3,671	4.27	88,564	5,277	5.96	68,984	3,815	5.54
Borrowings	82,234	2,708	3.29	73,912	3,941	5.33	58,736	3,811	6.49
Total interest-bearing liabilities	$ 191,116	$ 6,762	3.54 %	$ 183,864	$ 9,848	5.36 %	$ 146,249	$ 8,226	5.62 %
Net interest income		$ 6,694			$ 4,332			$ 3,436	
Net interest rate spread			3.04 %			1.90 %			1.60 %
Net earning assets	$ 13,454			$ 11,331			$ 15,203		
Net interest margin			3.27 %			2.22 %			2.13 %
Average interest-earning assets to Average interest-bearing liabilities			107.04 %			106.16 %			110.40 %

(1) Calculated net of deferred loan fees, loan discounts, loans in process, loss reserves and premiums or discounts.

The decline in interest income was partially offset by an increase in average interest earning assets. This increase was primarily the result of a $22.4 million or 20.8% increase in average loans receivable balances from $107.9 million for the year ended September 30, 2001 to $130.3 million for the year ended September 30, 2002. The growth in average loans receivable balances was due to a $15.0 million increase in the consumer and commercial loan portfolios from $26.9 million at September 30, 2001 to $41.8 million at September 30, 2002. Consumer and commercial loans totaled $41.8 million or approximately 29.3% of the total loan portfolio, compared to $26.9 million or 22.2% at September 30, 2001 and $12.9 million or 12.2% at September 30, 2000. Construction loans increased by $2.9 million and nonresidential real estate loans increased by $6.0 million during the year ended September 30, 2002. See - "Financial Condition - Loans Receivable" and Note 5 of the Consolidated Financial Statements for a discussion and presentation of the change in the loan portfolio during the year ended September 30, 2002.

The Company's ability to increase or maintain current levels of total interest income will be dependent upon several factors. The general level of interest rates will have an effect on total interest income. An increase in the general level of interest rates should cause total interest income to rise as new loans and investments are made at higher interest rates. An increase in total interest income will also be dependent upon the Company's success in continuing to increase the size of its consumer and nonresidential real estate loan portfolios, which are generally funded at higher yields than the current average yield on interest-earning assets. The Company expects to continue to focus on the origination of consumer, commercial, nonresidential real estate and home equity loans during the next fiscal year. At current interest rate levels, the Company anticipates that the majority of one-to four-family loans originated will be sold into the secondary market which will have the effect of reducing the balance in such loans and, therefore, the projected interest income on the portfolio. In addition, if interest rates remain at current levels, the Company expects to continue to see the current level of refinancing and loan modification requests on one- to four-family loans to continue, which will also have the effect of reducing total interest income.

The Company's emphasis on the origination of consumer, commercial, and non residential loans involves a greater measure of credit risk than mortgage loans or investment securities. Although such loans are generally originated at higher interest rates, they typically have higher delinquency rates and default rated. If the Company is unable to manage the increased credit risk associated with these types of loans, and non-performing loans increase, total interest income may not increase.

2001 and 2000 Comparison

Total interest income was $14.2 million for the year ended September 30, 2001, an increase of $2.5 million or 21.6% from the $11.7 million reported for the year ended September 30, 2000.

The increase in interest income was primarily the result of a $33.7 million or 20.9% increase in average interest-earning assets from $161.5 million for the year ended September 30, 2000 to $195.2 million for the year ended September 30, 2001. The average yield on interest-earning assets increased slightly from 7.22% for the year ended September 30, 2000 to 7.26% for the year ended September 30, 2001. The increase in average interest-earning assets was due to the additional assets acquired in the Gilmer merger in June 2000, as well as continued growth in the Company's consumer, commercial, nonresidential, and single-family interim construction lending portfolios.

The increase in average interest-earning assets was primarily the result of a $31.0 million or 40.3% increase in average loans receivable balances from $76.9 million for the year ended September 30, 2000 to $107.9 million for the year ended September 30, 2001. The growth in average loans receivable balances was due to a $14.0 million or 109.1% increase in the consumer and commercial loan portfolios as the Company continued to focus on the origination of these types of loans. At September 30, 2001, consumer and commercial loans totaled $26.9 million or approximately 22.3% of the total loan portfolio, compared to $12.9 million or 12.2% at September 30, 2000 and $5.1 million or 7.1% at September 30, 1999. Also, construction loans increased by $2.8 million and nonresidential real estate loans increased by $1.6 million during the year ended September 30, 2001. In addition, the average yield on the loans receivable portfolio increased to 8.03% for the fiscal year ended September 30, 2001 from 7.77% for the year ended September 30, 2000, which had the effect of increasing total interest income for the year. The increase in yield on the loan portfolio was, despite an overall decline in market rates of interest during the year, directly attributable to the additional consumer and nonresidential real estate loans which carry a higher rate of interest than one- to four- family residential loans, added to the portfolio during the year.

The increase in average interest-earning assets was also partially the result of a $12.6 million increase in average mortgage-backed securities from $43.0 million for the year ended September 30, 2000 to $55.6 million for the year ended September 30, 2001. Balances in mortgage-backed securities increased during the fiscal year ended September 30, 2001 as the Company directed excess cash flow from maturing investments and loans into this portfolio. In addition, approximately $23.5 million in callable debt of the Federal Home Loan Bank of Dallas ("FHLB") and the Federal National Mortgage Association ("FNMA") was called during the fiscal year. The Company elected to reinvest the proceeds from the securities that were called primarily into fixed rate and term mortgage-backed securities.

Interest Expense

The Company's interest expense is dependent upon the pricing and volume of its interest-bearing liabilities, comprised primarily of certificates of deposit and borrowed funds and, to a lesser extent, savings accounts, NOW accounts and money market accounts. The level of interest expense depends upon the composition, pricing and dollar amount of the Company's interest-bearing liabilities, competition for deposits and the current level of market interest rates.

2002 and 2001 Comparison

Total interest expense was $6.7 million for the year ended September 30, 2002, compared to $9.8 million for the year ended September 30, 2001, a $3.1 million or 31.3% decrease.

The decrease in interest expense was primarily attributable to a decline in the average cost of interest-bearing liabilities from 5.36% for the fiscal year ended September 30, 2001 to 3.54% for the year ended September 30, 2002. The decrease in the average cost of interest-bearing liabilities more than offset the effect of an increase in average interest-bearing liabilities from $183.9 million for the year ended September 30, 2001 to $191.1 million for the year ended September 30, 2002.

The decrease in the average cost of interest-bearing liabilities was primarily due to the overall decline in the general level of interest rates during 2002. Most of the Company's certificate of deposits have terms of less than two years in length. As those deposits have matured and re-priced over the last two years, the average cost of interest-bearing liabilities decreased. In addition, the Company held a large portfolio of short-term FHLB advances during 2001 and 2002. The borrowing rate on these advances decreased significantly as the overall level of interest rates declined.

The increase in average interest-bearing liabilities was due to an increase in average borrowings from $73.9 million for the year ended September 30, 2001 to $82.2 million for the year ended September 30, 2002. The Company elected to pay less competitive rates on maturing certificate of deposit accounts during 2002 and utilized its borrowing privilege at the FHLB to obtain lower cost advances. The result was an increase in borrowings and a decrease in certificate of deposit balances during the year ended September 30, 2002 and a lower overall cost of funds.

The Company's ability to decrease or limit increases in total interest expense will be dependent upon the overall level of interest rates. The Company currently has approximately $35 million in short term borrowings from the FHLB. Short-term interest rates, such as federal funds and U.S. Treasury bonds, have the greatest effect on the rates on such borrowings. An increase in market rates will have the effect of increasing the Company's total interest expense. A decline in interest rates will have the opposite effect. The Company could make the decision to extend the term on all or a portion of the short-term borrowings and lock the lower rates in for a longer term.

2001 and 2000 Comparison

Total interest expense was $9.8 million for the year ended September 30, 2001, compared to $8.2 million for the year ended September 30, 2000, a $1.6 million or 19.7% increase.

The increase was primarily attributable to a $37.6 million increase in average interest-bearing liabilities from $146.2 million for the fiscal year ended September 30, 2000 to $183.9 million for the year ended September 30, 2001. The increase in total interest expense was partially offset by a decline in the average cost of interest-bearing liabilities from 5.62% for the fiscal year ended September 30, 2000 to 5.36% for the year ended September 30, 2001.

The increase in average interest-bearing liabilities was due to an increase in average certificate of deposit balances from $69.0 million for the year ended September 30, 2000 to $88.6 million for the year ended September 30, 2001. Also, average borrowings increased to $73.9 million for the year ended September 30, 2001 from $58.7 million for the year ended September 30, 2000. The increase in average certificate of deposit balances was partly due to the additional deposit balances gained in the Gilmer merger in June 2000. In addition, the certificate of deposit growth was the result of increases in these accounts during the first and second quarters of the fiscal year ended September 30, 2001, prior to the overall decline in the level of interest rates. During that period the Company paid more competitive interest rates on short term certificates of deposit balances. As interest rates began to decline in 2001, the Company elected to offer less competitive rates on longer term deposits than its competition. Instead, the Company began to borrow short-term funds from the FHLB to fund liquidity needs and benefited from the overall decline in interest rates on short term funding.

Net Interest Income

Net interest income is the Company's principal source of earnings, and is directly affected by the relative level, composition and pricing of interest sensitive assets and liabilities. These factors are, in turn, affected by current economic conditions and the overall level of interest rates.

2002 and 2001 Comparison

Net interest income after provision for loan losses totaled $6.3 million for the year ended September 30, 2002, a $2.1 million or 48.5% increase over the $4.3 million reported for the fiscal year ended September 30, 2001. As a percentage of average interest-earning assets, the $6.3 million in net interest income was approximately 3.09% for the year ended September 30, 2002, compared to 2.18% for the year ended September 30, 2001.

The increase in net interest income was primarily the result of the decrease in the average cost of interest-bearing liabilities during the year as previously discussed. To a lesser extent, the increase in average loan balances, particularly in consumer, nonresidential real estate, and interim construction loans on one-to four-family loans helped increase net interest income as these loans were made at higher interest rates than were available for one-to four-family residential mortgage loans. See -"Interest Rate Sensitivity" for a discussion of the effect the changes to the Company's mix of interest-earning assets and interest-bearing liabilities might have on net interest income.

The Company's ability to continue to increase net interest income will be primarily dependent upon its ability to increase the level of short-term higher yielding consumer, commercial, and nonresidential loan portfolios. Also, net interest income will be dependent upon the success of the Company in monitoring the cost of its interest-bearing liabilities. If interest rates begin to increase in fiscal 2003, the short term borrowings currently held by the Company will increase in cost rapidly. The Company intends to re-deploy a portion of the short-term borrowings into long-term borrowings to lock the lower rates for a longer period of time if interest rates increase during 2003. In addition, net interest income is dependent upon the differences in short- and long- term interest rates. Net interest income will generally decline as the difference narrows and will generally increase as the difference widens.

2001 and 2000 Comparison

Net interest income before provisions for loan losses totaled $4.3 million for the year ended September 30, 2001, an $896,000 or 26.1% increase over the $3.4 million reported for the fiscal year ended September 30, 2000. As a percentage of average interest-earning assets, the $4.3 million in net interest income was approximately 2.22% for the year ended September 30, 2001, compared to 2.13% for the year ended September 30, 2000.

The increase in net interest income in fiscal 2001 was primarily the result of the additional growth in interest-earning assets during the year. To a lesser extent, the increase in net interest income was the result of the decline in the Company's average cost of funds and the increase in the average yield on interest-earning assets. In addition to the Company's decision to change the mix of interest-earning assets and interest-bearing liabilities as previously discussed, net interest income was enhanced by the change in the overall level of interest rates during the year and by the change in the difference between longer-term and short-term rates. As the Federal Reserve began lowering the short-term Federal Funds target rate and the Federal Funds Discount rate in early 2001, the Company benefited from the rapid decline in short term rates as the Company's cost of borrowed funds declined. In addition, the Company elected to reinvest a large portion of its cash flow into fixed rate loans and investments as interest rates declined. The overall effect was an improvement in the Company's net interest income. However, the Company's overall sensitivity measurement to possible changes in interest rates increased as a result of the strategy. See -"Interest Rate Sensitivity".

Provisions for Loan Losses

The Company's provisions for loan losses are determined by management's periodic assessment of the adequacy of the allowance for loan losses. Management's assessment of the desired level of the allowance for loan losses is affected by factors such as the composition of the loan portfolio and the risk characteristics of various classes of loans, the current level of non-performing loans, economic conditions and real estate values, as well as current regulatory trends.

2002 and 2001 Comparison

Provisions for loan losses totaled $365,000 for the fiscal year ended September 30, 2002, compared to $70,000 for the year ended September 30, 2001. The increase in the provisions for loan losses was primarily the result of additional reserves that were established for losses on the Company's consumer loan portfolio. The Company experienced losses in its indirect auto lending program during the fiscal year ended September 30, 2002. The losses were charged against the allowance for loan losses and the additional provisions for loan losses were made to replenish the allowance. The losses were due to the sale of repossessed automobiles. A "soft" market for used automobiles contributed to the losses. In addition, the Company, in an effort to achieve projected lending levels, made some loans at higher than usual loan-to-value limits. The result was, at repossession, a significant difference in the value of the automobile compared to the loan balance. The Company has substantially decreased the volume of indirect automobile loans by decreasing the loan-to-value limits. Although the Company believes that theses steps will help reduce losses on repossessed automobiles, the Company can not predict the level of losses that may be incurred on indirect automobile loans already on the books.

Non-performing assets were $1.6 million at September 30, 2002, unchanged from the $1.6 million at September 30, 2001. Non-performing assets to total assets were .75% at September 30, 2002, compared to .74% at September 30, 2001. Non-performing loans to total loans receivable were .90% at September 30, 2002, compared to 1.14% at September 30, 2001. The Company's allowance for loan losses as a percentage of loans receivable equaled .55% at September 30, 2002, compared to .66% at September 30, 2001 while the allowance for loan losses as a percentage of non-performing loans was 60.87% at September 30, 2002 and 58.48% at September 30, 2001. See - "Asset Quality".

2001 and 2000 Comparison

Provisions for loan losses totaled $70,000 for the fiscal year ended September 30, 2001, compared to $28,000 for the year ended September 30, 2000. The increase in the provisions for loan losses was primarily the result of additional reserves that were established for losses on the Company's checking account portfolio. Since 2000, the Company has offered "free checking" and "checking with overdraft privilege," designed to increase fee income from insufficient check charges. The program has been successful with gains in noninterest income resulting from the program. The Company experienced losses in the program during the fiscal year ended September 30, 2001, primarily as a result of losses on two accounts. The losses were charged against the allowance for loan losses and the additional provisions for loan losses were made to replenish the allowance.

Non-performing assets were $1.6 million at September 30, 2001, compared to $1.0 million at September 30, 2000. Non-performing assets to total assets were .74% at September 30, 2001, compared to .52% at September 30, 2000. Non-performing loans to total loans receivable were 1.14% at September 30, 2001, compared to .94% at September 30, 2000. The Company's allowance for loan losses as a percentage of loans receivable equaled .66% at September 30, 2001, compared to 1.04% at September 30, 2000 while the allowance for loan losses as a percentage of non-performing loans was 58.48% at September 30, 2001 and 110.33% at September 30, 2000.

Noninterest Income

Noninterest income consists primarily of fee income from service charges, origination fees and servicing fees on the Company's loan portfolio, gains or losses on the sale of loans and securities, and fees from transaction accounts.

2002 and 2001 Comparison

Noninterest income was $1.3 million for the year ended September 30, 2002, an increase of $476,000 or 54.9% over the $866,000 reported for the year ended September 30, 2001.

The increase in noninterest income was primarily the result of a $207,000 increase in gains on the sale of loans. As interest rates remained at low levels during 2002, customers elected to refinance their mortgage loans. The Company elected to sell the majority of these loans into the secondary market due to the interest rate risk associated with fixed rate mortgage loans. The net result was additional fee income from the sale of loans into the secondary market. Also, loan origination and commitment fees increased by $53,000. The increase was due to the additional volume of one- to four-family loans originated during the fiscal year ended September 30, 2002, compared to the year ended September 30, 2001.

Gains on the sale of available-for-sale securities totaled $326,000 for the year ended September 30, 2002, compared to $188,000 for the year ended September 30, 2001. During the year, the Company made the decision to sell $6.0 million or approximately 50% of its corporate debt portfolio. The Company elected to sell these securities to provide liquidity to fund commercial real estate loan originations and to reduce its exposure to possible downgrades in the debt ratings of the corporate debt securities as the national economy declined.

Customer service fees increased by $42,000 from $274,000 for the year ended September 30, 2001 to $316,000 for the year ended September 30, 2002. The increase was due to additional fee income from the Company's checking account portfolio, primarily insufficient check charges and monthly service charges.

2001 and 2000 Comparison

Noninterest income was $866,000 for the year ended September 30, 2001, an increase of $505,000 or 140.1% over the $361,000 reported for the year ended September 30, 2000.

The increase in noninterest income was the result of a $166,000 or 153.3% increase in customer service fees, primarily as a result of the full implementation of the "free checking" and "checking with overdraft privilege" programs in 2001 and the additional transaction accounts acquired in the Gilmer acquisition.

Also, net gains on the sale of loans and loan origination and commitment fees increased by $98,000. The increase in gains on sales of loans resulted from the Company's decision to begin to sell more of its one-to four-family loan production into the secondary

The increase in noninterest expenses was the result of a $415,000 increase in compensation and benefits expense from $2.3 million for the year ended September 30, 2001 to $2.7 million for the year ended September 30, 2002, due to an increase in salaries and additional expenses associated with the Company's defined benefit pension plan. Approximately two thirds of the assets in the pension plan trust account are held in equity mutual funds. The poor performance of the equity markets over the last two years has reduced the balance in assets held in the trust account while expenses associated with additional employees increased funding requirements and general compensation increases has caused the benefit obligation under the plan to increase. See Note 13 to the Consolidated Financial Statements for a discussion of the Company's defined benefit pension plan.

Expenses associated with foreclosed or repossessed assets increased $161,000. The increase was primarily related to expenses the Company incurred in repossessing and disposing of automobiles in its indirect automobile loan program. See "Provision for Loan Losses."

Amortization of goodwill acquired in the Gilmer merger totaled $157,000 for the year ended September 30, 2001, compared to none for the year ended September 30, 2002. As of October 1, 2001, the Company was no longer required to systematically amortize goodwill. Goodwill will remain on the Company's balance sheet as a non-amortizing asset but the Company is required to test the amount of goodwill annually for possible impairment. If the value of the goodwill is less than the carrying value, the Company may be required to charge-off the difference through operations at that time. The Company had been expensing approximately $13,000 per month in goodwill amortization. The Company has completed its initial and first annual test for impairment. No goodwill impairment was found as a result of the tests.

Total noninterest expense as a percentage of average total assets was 2.11% for the year ended September 30, 2002, compared to 1.95% in 2001. The Company's efficiency ratio was approximately 64.21% for the year ended September 30, 2002, compared to 82.4% for the year ended September 30, 2001.

2001 and 2000 Comparison

Total noninterest expense was $4.0 million for the year ended September 30, 2001, an increase of $714,000 or 21.8% over the $3.3 million reported for the year ended September 30, 2000. The increase in noninterest expenses was primarily the result of the expense of operating the Gilmer office for a year. Noninterest expense for the year ended September 30, 2000 included only three months of expenses from the Gilmer office.

Other noninterest expense increased by $380,000 from $701,000 for the year ended September 30, 2000 to $1.1 million for the year ended September 30, 2001. The increase was primarily attributable to expenses associated with additional data processing, audit, regulatory, and other miscellaneous expenses associated with the acquisition of the Gilmer office.

Compensation and benefits expense totaled $2.3 million for the year ended September 30, 2001, an increase of $188,000 from the $2.1 million reported for the year ended September 30, 2000. The increase was mostly the result of a full year of expenses associated with the Gilmer merger and, to a lesser extent, additional personnel added to handle the additional work related to the Company's expanded consumer lending.

Amortization of goodwill acquired in the Gilmer merger totaled $157,000 for the year ended September 30, 2001; a $116,000 increase over the $41,000 reported for the year ended September 30, 2000. The increase in expense was the result of a full year of amortization for the current fiscal year, as compared to only three months in the year ended September 30, 2000.

Occupancy and equipment expenses also increased by approximately $52,000, primarily as a result of additional expenses associated with the Gilmer acquisition.

Total noninterest expense as a percentage of average total assets was 1.95% for the year ended September 30, 2001, unchanged from 2000. The Company's efficiency ratio was approximately 82.4% for the year ended September 30,2001, compared to 87.2% for the year ended September 30, 2000.

Income Tax Expense

Income tax expense is comprised of federal income tax. The Company does not incur any state or local income tax liability.

2002 and 2001 Comparison

Income tax expense totaled $1.1 million or approximately 34.4% of pre-tax income for the fiscal year ended September 30, 2002, compared to $440,000 or 38.6% of pre-tax income for the year ended September 30, 2001. The increase was primarily due to the additional pre-tax income earned during the year.

2001 and 2000 Comparison

Income tax expense totaled $440,000 or approximately 38.6% of pre-tax income for the fiscal year ended September 30, 2001, compared to $198,000 or 40.1% of pre-tax income for the year ended September 30, 2000. The increase was primarily due to the additional pre-tax income earned during the year.

Financial Condition

Total assets were reported as $217.7 million at September 30, 2002, an increase of $5.9 million from the $211.8 million reported at September 30, 2001. The increase in total assets was primarily the result of the growth in the Company's loans receivable portfolio, which was funded with growth in additional borrowings.

Cash and cash equivalents and federal funds sold totaled $6.0 million at September 30, 2002, compared to $4.9 million at September 30, 2001.

Investment securities available-for-sale totaled $516,000 at September 30, 2002 compared to $6.8 million at September 30, 2001. At September 30, 2002, this portfolio was comprised of municipal bonds, primarily issued by Upshur County, Texas, where the Company's Gilmer office is located. During the year ended, September 30, 2002, the Company elected to sell the corporate debt portion of the portfolio totaling approximately $6.0 million. The Company made this decision partly because of possible downgrades in the ratings on the bonds due to the declining economy. In addition, the Company anticipated the need for additional liquidity to fund three large commercial real estate loans being originated at that time. The Company recorded a gain of $326,000 on the sale of the securities.

Investment securities held-to-maturity was reported at $9.7 million at September 30, 2002 compared to $7.8 million on September 30, 2001. At September 30, 2002, the portfolio was comprised of approximately $6.2 million in corporate debt securities and approximately $2.5 million in U.S. Agency notes and bonds.

Mortgage-backed securities available-for-sale decreased by $7.2 million from $27.4 million at September 30, 2001 to $20.1 million at September 30, 2002. The decrease was due to $15.6 million in principal repayments received on the securities during the year, which was partially offset by $8.6 million in additional purchases.

Mortgage-backed securities held-to-maturity totaled $30.6 million at September 30, 2002 compared to $35.9 million at September 30, 2001. Historically, this portfolio was comprised of adjustable rate pass-through mortgage-backed securities. The balance had been declining as prepayments on the portfolio increased. During 2002, the Company elected to take cash flow from the called securities in its investment securities held-to-maturity portfolio and invest it in short term fixed rate and adjustable rate collateralized mortgage obligations. Based on estimates of prepayments at the time of purchase, the obligations had estimated average lives that generally did not exceed 10 years. Prepayments on these collateralized mortgage obligations will be dependent upon the general level of interest rates. Lower interest rates will increase principal payments on the securities.

Loans receivable totaled $137.2 million at September 30, 2002, an increase of $21.3 million over the $115.8 million reported at September 30, 2001. The increase in the portfolio was primarily the result of the increase in consumer, commercial, and nonresidential loans originated by the Company during 2002. The Company continued to focus on building its consumer loan portfolio through the origination of direct loans and through indirect lending relationships with several automobile dealers in the Company's market. At September 30, 2002, the consumer loan portfolio totaled approximately $36.4 million, an increase of $15.6 million from the $20.8 million reported at September 30, 2001. At September 30, 2002, the consumer loan portfolio included approximately $29.0 million in automobile loans, which were evenly divided between new and used autos. Out of the $29.0 million in automobile loans, approximately $13.0 million of the balance was from loans originated on an indirect basis through various automobile dealers in the Company's market.

Nonresidential real estate loans totaled $17.2 million at September 30, 2002, an increase of $6.0 million over the $11.2 million reported at September 30, 2001. The Company expects to continue its efforts to originate small to medium size commercial real estate loans in its local market. Most of these loans have fixed rates and terms, with final maturity dates of not longer than 180 months.

Interim loans for the construction of one-to four-family residences increased by $2.9 million from $5.7 million at September 30, 2001 to $8.6 million at September 30, 2002. The increase was the result of the Company's increased efforts to originate this type of loan and the continued strength of the economy in the Company's market area.

Goodwill was reported as $2.2 million at September 30, 2002, unchanged from the $2.2 million reported at September 30, 2001. Beginning October 1, 2001, the Company was no longer required to systematically amortize goodwill. Goodwill will remain on the Company's balance sheet as a non-amortizing asset but the Company is required to test the amount of goodwill at least annually for possible impairment. If the estimate of the value of the goodwill is less than the carrying value, the Company will be required to charge-off the difference through operations at that time. The Company performed its initial test of goodwill impairment as of September 30, 2001 and performed its first annual test for impairment as of September 30, 2002. No impairment of goodwill was found due to either test.

Total deposits were $107.5 million at September 30, 2002, a decrease of $8.1 million over the $115.6 million reported at September 30, 2001. The decrease was directly attributable to a decline in certificate of deposit accounts, which decreased from $93.3 million at September 30, 2001 to $82.4 million at September 30, 2002. The decrease in certificate of deposit accounts was the result of the Company's decision to pay less competitive rates on certificate of deposit accounts in order to reduce its overall rate paid on interest-bearing liabilities.

At September 30, 2002, advances from the FHLB totaled $86.3 million, compared to $74.5 million at September 30, 2001. The Company utilizes its borrowing privileges from the FHLB to fund loan production and as a source of liquid assets for general operating purposes. See Note 12 of the Notes to Consolidated Financial Statements for a presentation of the terms and maturities of advances from the FHLB at September 30, 2002.

Loan Portfolio Analysis

	September 30,					
	2002		2001		2000	
	Amount	Percent	Amount		Amount	Percent
	(Dollars in Thousands)					
Real estate loans:						
One-to four-family residences	$ 61,396	43.07 %	$ 67,169	55.60 %	$ 72,414	68.51 %
Other residential	2,679	1.88	1,635	1.36	960	0.91
Home equity and improvement	10,845	7.61	8,316	6.88	7,032	6.65
Nonresidential	17,185	12.06	11,153	9.23	9,580	9.06
Construction loans	8,592	6.02	5,651	4.68	2,860	2.71
Total real estate loans	100,697	70.64	93,924	77.75	92,846	87.84
Other loans:						
Consumer Loans	36,386	25.53	20,772	17.19	7,567	7.16
Commercial Loans	5,459	3.83	6,111	5.06	5,284	5.00
Total other loans	41,845	29.36	26,883	22.25	12,851	12.16
Total loans	142,542	100.00 %	120,807	100.00 %	105,697	100.00 %
Less:						
Loans in process	4,581		4,165		2,539	
Deferred loan fees	22		26		37	
Allowance for loan losses	756		769		1,057	
Total loans receivable, net	137,183		115,847		102,064	

Interest Rate Sensitivity

Interest rate sensitivity is a measure of the extent to which the Company's net interest income and net portfolio value may be affected by future changes in market interest rates. Numerous assumptions, primarily future changes in interest rates, changes in cash flows on assets and liabilities and future product preferences of customers, which are affected by assumptions about future pricing of products, are required to arrive at the approximation of the net interest income impact.

The Company also monitors interest rate risk by measuring the difference between rate-sensitive assets and rate-sensitive liabilities that mature or reprice within a given time period, adjusted for the effects of estimated prepayments and early withdrawals on interest sensitive assets and liabilities.

Certain deficiencies are inherent in the assumptions and methods used to calculate the Company's level of interest rate sensitivity. For example, changes in the overall levels of interest rates could affect prepayment and early withdrawal assumptions used in the calculations. Also, interest rates on certain assets and liabilities may change in advance of or lag behind changes in market rates.

In an attempt to ensure that interest rate risk is maintained within limits established by the Board of Directors, management presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Association's equity and the level of its net interest income on a quarterly basis. Management conducts this analysis with an asset and liability management simulation model using estimated prepayment rates for various classes of interest sensitive assets and estimated decay rates for interest-bearing NOW accounts, money market accounts, and savings accounts. The assumptions used may not be indicative of future withdrawals of deposits or prepayments on loans and mortgage-backed securities.

The following table presents First Federal's analysis of its net portfolio value and net interest income under various instantaneous changes in interest rates at September 30, 2002. Changes in interest rates of minus 200 and minus 300 basis points are not currently indicated due to the fact that it would result in rates at or below zero percent.

	Net Portfolio Value			Net Interest Income		
Change In Interest Rates (basis points)	Estimated NPV	Amount Of Change	Percent Of Change	Net Interest Income	Amount Of Change	Percent Of Change
			(Dollars in Thousands)			
+300	10,459	(8,696)	(45.4) %	8,231	333	4.2 %
+200	15,208	(3,947)	(20.6)	8,449	551	7.0
+100	17,751	(1,404)	(7.3)	8,433	535	6.8
0	19,155			7,898		
-100	17,289	(1,866)	(9.7)	6,630	(1,268)	(16.1)

The table indicates that First Federal's estimated net portfolio value is approximately $19.2 million or 8.67% of the market value of assets at September 30, 2002. Under a scenario of a 200 basis point immediate and permanent increase in interest rates, First Federal's estimated net portfolio value would decline by 20.6% to $15.2 million and would still be approximately 7.15% of the market value of assets.

The table also shows that First Federal's net interest income, in an unchanged rate scenario, would approximate $7.9 million and would decline by $1.3 million or 16.1%, under a decrease in the level of interest rates of 100 basis points.

Asset Quality

At September 30, 2002, non-performing assets were $ 1.6 million or .75% of total assets, compared to $1.6 million or .74% of total assets at September 30, 2001. At September 30, 2002, non-performing assets were comprised of non-accruing one-to four-family and non-accruing consumer loans, foreclosed one-to four-family loans, and foreclosed consumer and other loans. The increase in non-accruing consumer and other loans was attributable to the increase in the size of the Company's portfolio of such loans during 2001 and 2002.

The Company's allowance for loan losses totaled $757,000 at September 30, 2002, a decrease of $12,000 from $769,000 at September 30, 2001. At September 30, 2002, the Company's allowance for loan losses was .55 % of loans receivable, compared to .66 % at September 30, 2001, and was 60.87% of non-performing loans at September 30, 2002, compared to 58.48% at September 30, 2001. The decrease in the allowance for loan losses was primarily due to the charge-off of indirect auto loans and other consumer loans.

The following table presents the amounts and categories of non-performing assets of the Company:

	September 30, 2002	2001	2000	1999
	(Dollars in Thousands)			
Non-accruing loans:				
One-to four-family	$ 948	$ 1,145	$ 712	$ 768
Consumer and other loans	295	171	0	0
Total	1,243	1,316	712	768
Accruing loans delinquent more than 90 days:				
One-to four-family	0	0	0	0
Consumer and other loans	0	0	246	0
Total	0	0	246	0
Foreclosed assets:				
One-to four-family	155	197	43	0
Consumer and other loans	239	62	43	0
Total	394	259	86	0
Total non-performing assets	$ 1,637	$ 1,575	$ 1,044	$ 768
Total as a percentage of total assets	0.75 %	0.74 %	0.52 %	0.50 %

The following table sets forth an analysis of the Company's allowance for loan losses:

	Year Ended September 30,			
	2002	2001	2000	1999
	(Dollars in Thousands)			
Balance at beginning of period	$ 769	$ 1,057	$ 270	$ 233
Charge-offs:				
One-to four-family	(3)	(138)	(1)	(2)
Other loans	(428)	(270)	(39)	0
Total charge-offs	(431)	(408)	(40)	(2)
Recoveries:				
One-to four-family	0	30	10	0
Other loans	54	20	0	39
Total recoveries	54	50	10	39
Net (charge-offs)/recoveries	(377)	(358)	(30)	37
Additions charged to income	365	70	28	0
Allowance acquired	0	0	789	0
Balance at end of period	$ 757	$ 769	$ 1,057	$ 270
Ratio of net charge-offs/recoveries during the period to Average loans outstanding during the period	(0.29) %	(0.33) %	0.04 %	0.06 %
Ratio of net charge-offs/recoveries during the period to Average non-performing assets	(23.52) %	(27.35) %	3.31 %	7.43 %

Liquidity and Capital Position

The Company's principal sources of funds are deposits from customers, advances from the FHLB, amortization and prepayments of loan principal (including mortgage-backed securities), maturities of securities, sales of loans and operations.

The Company uses its liquidity and capital resources principally to meet ongoing commitments to fund maturing certificates of deposit and loan commitments, maintain liquidity and pay operating expenses. At September 30, 2002, the Company had outstanding commitments to extend credit on $11.2 million of mortgage loans and $1.4 million of consumer and other loans.

Cash and cash equivalents totaled $5.4 million at September 30, 2002 compared to $4.8 million at September 30, 2001. The primary use of funds during the year was to fund loan originations and purchase securities. The primary sources of funds during the year were from investment securities that were sold or called by the issuer, payments on mortgage-backed securities and loans, and borrowings from the FHLB. Management believes that it has adequate resources to fund all of its current commitments.

At September 30, 2002, the Company held 722,172 shares of treasury stock purchased at an average price of $12.28 per share. The Company ended the year with 1,162,320 shares outstanding. The closing stock price on that date was $11.41 per share. The high and low prices for the year were $12.65 and $8.76, respectively.

The Company continued its current dividend policy by declaring and paying four quarterly cash dividends of $.05 per share for a total of $232,000 during the year. Based on the September 30, 2002 closing stock price of $11.41 per share, the annualized dividend amount of $.20 per share would equal an annual dividend rate of 1.75%.

Total stockholders' equity equaled $19.3 million at September 30, 2002, an increase of $1.4 million from the $17.9 million reported at September 30, 2001. The increase in stockholders' equity was primarily the result of an increase in retained earnings of $1.8 million during fiscal 2002. The increase in retained earnings was the result of the $2.1 million in net income for the year, less dividends paid. As of September 30, 2002, the Company's reported book value per share, using a total stockholders' equity of $19.3 million (net of unallocated ESOP shares) and 1,162,320 outstanding shares of common stock (the total outstanding shares including unallocated ESOP shares), equaled $16.59 per share. Tangible book value per share was $14.66 at September 30, 2002.

At September 30, 2002, First Federal's actual and required capital amounts under each of the requirements were as follows:

			For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital (to risk-weighted assets)	$ 17,154	14.5%	$ 9,438	8.0%	$ 11,797	10.0%
Tier 1 capital (to risk-weighted assets)	$ 16,469	14.0%	$ 4,719	4.0%	$ 7,078	6.0%
Tier 1 capital (to adjusted total assets)	$ 16,469	7.7%	$ 8,616	4.0%	$ 10,770	5.0%
Tangible capital (to adjusted total assets)	$ 16,469	7.7%	$ 3,231	1.5%		

At September 30, 2002, First Federal met all of the requirements to be considered a "Well Capitalized" institution under the Federal Deposit Insurance Corporation Improvement Act.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted account principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative power of money due to inflation.

Most of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or at the same magnitude as the prices of goods and services.

Market Price of Common Stock

At September 30, 2002, the common stock of East Texas Financial Services, Inc. traded on the OTC Bulletin Board under the symbol "ETFS". On such date, the Company had 1,162,320 shares outstanding and approximately 244 stockholders of record.

The following table sets forth the cash dividends paid per share and the high, low and closing prices for the fiscal periods indicated:

	High	Low	Close	Dividends
Fiscal 2002				
First Quarter	$ 9.60	$ 8.76	$ 9.00	$0.05
Second Quarter	$12.65	$ 9.10	$12.02	$0.05
Third Quarter	$11.60	$10.77	$11.14	$0.05
Fourth Quarter	$11.95	$11.05	$11.41	$0.05

	High	Low	Close	Dividends
Fiscal 2001				
First Quarter	$ 8.88	$ 8.50	$ 8.63	$0.05
Second Quarter	$ 8.63	$ 8.06	$ 8.13	$0.05
Third Quarter	$10.50	$ 8.00	$10.00	$0.05
Fourth Quarter	$10.00	$ 8.76	$ 8.76	$0.05

BRYANT & WELBORN, L.L.P.
Certified Public Accountants
601 Chase Drive, Tyler, Texas 75701
Tel. (903) 561-4041 Fax (903) 561-4048

Leon Welborn, C.P.A.
Leah Weatherly, C.P.A.
Jerry Garrett, C.P.A.
John Davis, C.P.A.

Report of Independent Accountants

Board of Directors and Shareholders
East Texas Financial Services, Inc.
Tyler, Texas

We have audited the accompanying consolidated statements of financial condition of East Texas Financial Services, Inc. and Subsidiary as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of East Texas Financial Services, Inc. and Subsidiary as of September 30, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended September 30, 2002, in conformity with U.S. generally accepted accounting principles.

Tyler, Texas
December 6, 2002

East Texas Financial Services, Inc. and Subsidiary

Consolidated Statements of Financial Condition
September 30, 2002 and 2001

Assets	2002	2001
Cash and due from banks	$ 2,561,615	$ 2,013,647
Interest-bearing deposits due from banks	2,883,189	2,824,364
Total cash and cash equivalents	5,444,804	4,838,011
Interest-earning time deposits	300,000	600,000
Federal funds sold	599,698	86,242
Securities available-for-sale	516,443	6,843,583
Securities held-to-maturity (fair value of $10,134,910 in 2002 and $8,075,494 in 2001)	9,723,716	7,765,537
Mortgage-backed securities available-for-sale	20,144,942	27,352,449
Mortgage-backed securities held-to-maturity (fair value of $30,822,859 in 2002 and $36,585,979 in 2001)	30,591,248	35,879,076
Loans, net of allowance for loan losses of $756,566 in 2002 and $769,225 in 2001	137,182,965	115,847,396
Accrued interest receivable	1,324,440	1,285,582
Federal Home Loan Bank stock, at cost	4,588,500	4,323,900
Premises and equipment, net	2,868,435	2,656,988
Foreclose assets, net	394,210	259,498
Goodwill, net	2,170,381	2,170,381
Mortgage servicing rights, net	255,269	174,128
Other assets	1,605,326	1,698,338
Total assets	$ 217,710,377	$ 211,781,109

Liabilities and Stockholders' Equity	2002	2001
Liabilities:		
Noninterest-bearing	$ 3,900,913	$ 3,319,015
Interest-bearing	103,567,616	112,292,026
Total deposits	107,468,529	115,611,041
Advances from Federal Home Loan Bank	86,312,294	74,468,248
Advances from borrowers for taxes and insurance	1,033,717	1,267,900
Federal income taxes		
Current	847,781	-0-
Deferred	493,953	670,706
Accrued expenses and other liabilities	2,271,637	1,849,333
Total liabilities	198,427,911	193,867,228
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 500,000 shares authorized, none outstanding		
Common stock, $0.01 par value, 5,500,000 shares authorized, 1,884,492 shares issued and 1,162,320 outstanding	18,845	18,845
Additional paid-in capital	12,525,303	12,473,302
Unearned employee stock ownership plan shares	(170,716)	(255,597)
Retained earnings (substantially restricted)	16,035,441	14,199,357
Accumulated other comprehensive income (loss)	(259,125)	345,256
Treasury stock, at cost, 722,172 shares at September 30, 2002 and 2001	(8,867,282)	(8,867,282)
Total stockholders' equity	19,282,466	17,913,881
Total liabilities and stockholders' equity	$ 217,710,377	$ 211,781,109

The accompanying notes are an integral part of the consolidated financial statements.

East Texas Financial Services, Inc. and Subsidiary

Consolidated Statements of Income
Years Ended September 30, 2002, 2001, and 2000

	2002	2001	2000
Interest and dividend income			
Loans receivable:			
First mortgage loans	$ 6,842,353	$ 7,068,061	$ 5,427,273
Consumer and other loans	3,167,997	1,604,175	553,072
Securities available-for-sale	75,756	538,287	867,492
Securities held-to-maturity	618,087	974,882	1,391,122
Mortgage-backed securities available-for-sale	850,775	2,362,454	2,573,225
Mortgage-backed securities held-to-maturity	1,719,710	1,299,612	542,105
Deposits with banks	49,279	121,683	65,918
Federal Home Loan Bank dividends	132,344	211,019	241,416
Total interest and dividend income	13,456,301	14,180,173	11,661,623
Interest expense			
Deposits	4,053,971	5,907,102	4,415,060
Advances from Federal Home Loan Bank	2,707,964	3,941,063	3,810,799
Total interest expense	6,761,935	9,848,165	8,225,859
Net interest income	6,694,366	4,332,008	3,435,764
Provisions for loan losses	365,386	69,685	27,854
Net interest income after provision for loan losses	6,328,980	4,262,323	3,407,910
Noninterest income			
Customer service fee	315,580	274,383	108,306
Net realized gain on sales of available-for-sale securities	325,503	188,260	-0-
Net gain on sale of loans	309,113	102,159	41,122
Loan origination and commitment fees	140,751	87,565	50,868
Loan servicing fees	28,370	33,893	63,099
Other	222,268	179,638	97,204
Total noninterest income	1,341,585	865,898	360,599
Noninterest expense			
Compensation and benefits	2,717,931	2,302,801	2,114,459
Occupancy and equipment	448,188	438,123	385,762
SAIF deposit insurance premium	19,776	20,883	29,361
Foreclosed assets, net	148,863	(12,033)	3,009
Amortization of goodwill	-0-	157,266	41,045
Other	1,183,364	1,081,228	700,976
Total noninterest expense	4,518,122	3,988,268	3,274,612
Income before provision for income taxes	3,152,443	1,139,953	493,897
Income tax expense	1,083,895	440,241	198,110
Net income	$ 2,068,548	$ 699,712	$ 295,787
Basic earnings per common share	$ 1.84	$ .63	$ .26
Diluted earnings per common share	$ 1.81	$ .63	$ .26

The accompanying notes are an integral part of the consolidated financial statements.

East Texas Financial Services, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity
Years Ended September 30, 2002, 2001, and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Deferred Compensation Recognition & Retention Plan	Net Unearned Employee Stock Ownership Plan Shares	Other Accumulated Comprehensive Income	Total
Balance at September 30, 1999	$ 18,845	$ 12,397,167	$ 13,675,391	$ (6,984,857)	$ (96,985)	$ (442,059)	$ (148,174)	$ 18,419,328
Comprehensive income:								
Net income			295,787					295,787
Net change in unrealized gain (loss) on securities available-for-sale net of deferred taxes							(624,877)	(624,877)
Total comprehensive loss								(329,090)
Deferred compensation amortization					96,985			96,985
Release of employee stock ownership plan shares						96,039		96,039
Appreciation in employee stock ownership plan shares released		47,205						47,205
Purchase of treasury stock at cost (171,203 shares)				(1,882,425)				(1,882,425)
Cash dividends of $0.20 per share			(239,069)					(239,069)
Balance at September 30, 2000	18,845	12,444,372	13,732,109	(8,867,282)	-0-	(346,020)	(773,051)	16,208,973
Comprehensive income:								
Net income			699,712					699,712
Net change in unrealized gain (loss) on securities available-for-sale net of deferred taxes							1,242,559	1,242,559
Reclassification adjustment net of deferred taxes							(124,252)	(124,252)
Total comprehensive income								1,818,019
Release of employee stock ownership plan shares						90,423		90,423
Appreciation in employee stock ownership plan shares released		28,930						28,930
Cash dividends of $0.20 per share			(232,464)					(232,464)
Balance at September 30, 2001	18,845	12,473,302	14,199,357	(8,867,282)	-0-	(255,597)	345,256	17,913,881
Comprehensive income:								
Net income			2,068,548					2,068,548
Net change in unrealized gain (loss) on securities available-for-sale net of deferred taxes							(61,806)	(61,806)
Reclassification adjustment net of deferred taxes							(214,832)	(214,832)
Minimum pension liability adjustment net of tax							(327,743)	(327,743)
Total comprehensive income								1,464,167
Release of employee stock ownership plan shares						84,881		84,881
Appreciation in employee stock ownership plan shares released		52,001						52,001
Cash dividends of $0.20 per share			(232,464)					(232,464)
Balance at September 30, 2002	$ 18,845	$ 12,525,303	$ 16,035,441	$ (8,867,282)	$ -0-	$ (170,716)	$ (259,125)	$19,282,466

The accompanying notes are an integral part of the consolidated financial statements.

East Texas Financial Services, Inc. and Subsidiary

Consolidated Statements of Cash Flows
Years Ended September 30, 2002, 2001, and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 2,068,548	$ 699,712	$ 295,787
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred loan origination fees	(4,654)	(10,832)	(4,165)
Amortization of premiums and discounts on investment securities, mortgage-backed securities, and loans	26,976	(6,771)	43,144
Amortization of deferred compensation	-0-	-0-	96,985
Amortization of mortgage servicing rights	97,410	134,300	66,771
Amortization of goodwill	-0-	157,266	41,045
Compensation charge related to release of ESOP shares	39,674	22,145	46,035
Depreciation	176,599	168,134	154,818
Provision for loan losses	365,386	69,685	27,854
Deferred income taxes	134,595	338,753	128,346
Stock dividend on FHLB stock	(132,100)	(210,800)	(241,200)
Net (gain) loss on sale of:			
Investment securities available-for-sale	(325,503)	(48,798)	-0-
Mortgage-backed securities available-for-sale	-0-	(139,462)	-0-
Loans held for sale	(130,561)	(52,413)	5,533
Fixed assets	2,269	(2,270)	(4,273)
Foreclosed assets	89,226	(20,947)	(2,750)
Proceeds from sale of loans	14,431,682	6,569,674	2,948,485
Originations of loans held for sale	(14,301,121)	(6,517,261)	(2,954,018)
(Increase) decrease in:			
Accrued interest receivable	(38,858)	263,258	(5,411)
Other assets	167,012	(722,529)	(294,110)
Increase (decrease) in:			
Accrued expenses and other liabilities	(148,277)	(94,066)	(659,263)
Federal income tax payable	847,781	-0-	-0-
Net cash provided (used) by operating activities	3,366,084	596,778	(310,387)
Cash flows from investing activities:			
Net cash used in acquisition activity	-0-	-0-	(3,421,124)
Net (increase) decrease in interest-earning time deposits	300,000	489,000	1,372,617
Net (increase) decrease in fed funds sold	(513,456)	278,580	(364,822)
Activity in securities available-for-sale:			
Proceeds from sales	6,308,899	1,495,125	-0-
Proceeds from maturities and calls	45,000	50,000	-0-
Purchases	-0-	-0-	(949,445)
Activity in securities held-for-maturity:			
Proceeds from maturities and calls	-0-	24,500,000	6,000,000
Purchases	(2,000,000)	(6,313,836)	(1,468,672)
Activity in mortgage-backed securities available-for-sale:			
Proceeds from sales	-0-	8,923,154	-0-
Principal payments	15,640,358	9,166,360	3,819,590
Purchases	(8,569,474)	-0-	(6,908,715)
Activity in mortgage-backed securities held-to-maturity:			
Principal payments	23,001,290	7,316,739	1,514,286
Purchases	(17,682,398)	(38,910,246)	-0-
Purchases of FHLB stock	(132,500)	-0-	(992,500)
Proceeds from redemption of FHLB stock	-0-	1,900	-0-
Net increase in loans	(22,277,690)	(14,101,255)	(12,949,436)
Proceeds from sale of foreclosed assets	376,133	120,050	37,390
Acquisition costs related to foreclosed assets	(18,682)	(5,388)	(4,221)
Proceeds from sales of fixed assets	13,000	8,500	4,500
Expenditures for premises and equipment	(403,315)	(87,074)	(44,895)
Origination of mortgage servicing rights	(178,551)	(49,746)	(35,022)
Net cash used by investing activities	(6,091,386)	(7,118,137)	(14,390,469)

(continued)

East Texas Financial Services, Inc. and Subsidiary

Consolidated Statements of Cash Flows
Years Ended September 30, 2002, 2001, and 2000

	2002	2001	2000
Cash flows from financing activities:			
Net increase (decrease) in:			
Deposits	$ (8,142,512)	$ 13,991,258	$ (8,825,315)
Advances from borrowers	(234,183)	(210,538)	107,811
Proceeds from note payable to bank	-0-	-0-	1,500,000
Principal payments on note payable to bank	-0-	-0-	(1,500,000)
Proceeds from advances from Federal Home Loan Bank	721,500,000	779,810,000	707,490,661
Payments of advances from Federal Home Loan Bank	(709,655,954)	(784,300,817)	(681,837,856)
Purchase of treasury stock at cost	-0-	-0-	(1,882,425)
Dividends paid	(232,464)	(232,464)	(239,069)
ESOP loan repayment	97,208	97,208	97,208
Net cash provided by financing activities	3,332,095	9,154,647	14,911,015
Net increase in cash and cash equivalents	606,793	2,633,288	210,159
Cash and cash equivalents at beginning of year	4,838,011	2,204,723	1,994,564
Cash and cash equivalents at end of year	$ 5,444,804	$ 4,838,011	$ 2,204,723
Supplemental disclosure of cash flow information			
Cash paid for:			
Interest on deposits	$ 2,192,970	$ 3,460,611	$ 2,758,226
Interest on FHLB advances and other borrowed funds	2,746,563	3,909,097	3,762,819
Income taxes	76,140	125,000	104,913
Transfers from loans to real estate and other assets acquired through foreclosures	1,241,437	581,545	142,516
Loans made to facilitate the sale of foreclosed assets	325,775	212,300	32,500
Transfer of foreclosed assets to fixed assets	-0-	-0-	11,660
Acquisition activity:			
Fair value of noncash assets acquired	-0-	-0-	33,593,827
Fair value of liabilities assumed	-0-	-0-	32,527,238

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

East Texas Financial Services, Inc. (the Company) was organized in January 1995 as the holding company for its wholly-owned subsidiary, First Federal Savings and Loan Association of Tyler (the Association), in connection with the Association's conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association. On January 10, 1995, the Company completed its initial public offering and sold 1,215,900 shares at $10 per share to a tax-qualified employee stock ownership plan, eligible account holders of record, and other members of the Association. The cost of the conversion and stock offering was accounted for as a reduction of the proceeds from the issuance of common stock of the holding company. Upon the closing of the stock offering, the holding company purchased all common shares issued by the Association for $5,750,000. This transaction was accounted for in a manner similar to the pooling of interests method.

The Association offers customary banking services, including acceptance of checking, saving, and time deposits and the making of mortgage, commercial, and consumer loans to customers located primarily in Smith and Upshur Counties in East Texas and surrounding areas. The Association operates under a federal savings and loan charter and is subject to regulations by the Office of Thrift Supervision.

Principles of consolidation - The consolidated financial statements include the accounts of East Texas Financial Services, Inc. and its wholly-owned subsidiary, which owns all of the Association's premises. All intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents - For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash, deposits due from banks, and interest-bearing deposits due from banks.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities - Securities that management has both the positive intent and ability to hold to maturity are classified as securities held-to-maturity and are carried at cost, adjusted for amortization of premium or accretion of discounts using the interest method. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, to changes in prepayment risk, to increase regulatory capital or to other similar factors, are classified as other similar securities available-for-sale and carried at fair value with any adjustments to fair value, after tax, reported as a separate component of shareholders' equity. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary have resulted in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Securities purchased for trading purposes are held in the trading portfolio at fair value, with changes in fair value included in noninterest income.

Interest and dividends on securities, including the amortization of premiums and the accretion of discounts, are reported in interest and dividends on securities using the interest method. Gains and losses on the sale of securities are recorded on the trade date and are calculated using the specific-identification method.

Loans held for sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. The Company did not have any loans held for sale on hand at September 30, 2002, 2001, or 2000.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans.

Loans are generally classified as nonaccrual when there exists reasonable doubt as to the full, timely collection of interest or principal of the loan (usually when a loan is delinquent for greater than 90 days). Uncollectible interest on loans that is contractually past due is charged off or an allowance is established based on management's periodic valuation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

Allowance for loan losses - The allowance for loan losses is established through charges to operations in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

The adequacy of the allowance for loan losses is periodically evaluated by the Company. Such evaluation includes a review of loans on which full collectibility may not be reasonably assured and considers the estimated value of the underlying collateral on the loan, current and anticipated economic conditions, and other factors, which in management's judgment deserve recognition. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, losses may ultimately be incurred in amounts different from management's current estimates. Additionally, the Association is subject to regulatory examinations and may be directed to record loss allowances by regulatory authorities. Adjustments to the allowance for estimated losses will be reported in the period such adjustments become known or are reasonably estimable. The Association's most recent regulatory examination, dated September 23, 2002, did not result in an increase to the allowance for loan losses.

Federal Home Loan Bank stock - The FHLB stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula and is carried at cost.

Premises and equipment - Land is carried at cost. Buildings, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on a straight-line basis. Maintenance and repairs are charged to operating expense, and renewals and betterments are capitalized. Gains or losses on dispositions are reflected currently in the statement of income.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Foreclosed assets - Assets acquired in settlement of loans are initially recorded at the lower of the outstanding loan balance or fair value. Fair value is defined as the amount of cash or cash-equivalent value of other consideration that an asset would yield in a current sale between a willing buyer and a willing seller - that is, in other than a forced or liquidation sale. The resulting loss, if any, is charged to the allowance for loan losses. Subsequent to foreclosure, the asset is carried at the lower of its new cost basis or fair value minus selling costs. Costs of improvements to property are capitalized. Operating expenses, including depreciation, of such properties, net of related income, and gains and losses on disposition are included in current operations. Recognition of gain on sale of an asset is dependent upon the transaction meeting certain criteria relating to the nature of the property sold and the terms of the sale. Under certain circumstances, the gain, or a portion thereof, is deferred until the necessary criteria are met.

Goodwill and other intangible assets - In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, the Company elected to adopt the accounting standard early and made adoption effective as of October 1, 2001. In accordance with SFAS No. 142, the Company ceased amortizing goodwill totaling $2,170,381 as of October 1, 2001. Based on the impairment tests performed, there was no impairment of goodwill for the year ended September 30, 2002.

The following table presents the impact of SFAS No. 142 on net income and earnings per share had the accounting standard been in effect for 2001 and 2000:

	2002	2001	2000
Reported net income	$ 2,068,548	$ 699,712	$ 295,787
Add back: goodwill amortization	-0-	157,266	41,045
Adjusted net income	$ 2,068,548	$ 856,978	$ 336,832
Basic earnings per share:			
Reported net income	$ 1.84	$ .63	$ .26
Goodwill amortization	-0-	.14	.04
Adjusted earnings per share	$ 1.84	$ .77	$ .30
Diluted earnings per share:			
Reported net income	$ 1.81	$ .63	$ .26
Goodwill amortization	-0-	.14	.04
Adjusted earnings per share	$ 1.81	$ .77	$ .30

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Mortgage servicing rights - For originated mortgage servicing rights, the Company allocates the net cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Fair values are based on quoted market prices in active markets for loans and loan servicing rights.

Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income which approximates the level-yield method. The Company stratifies mortgage servicing rights based on one or more of the predominant risk characteristics of the underlying loans. The Company periodically evaluates the carrying value of the mortgage servicing rights in relation to the present value of the estimated future net servicing revenue based on management's best estimate of remaining loan lives. Impairment is recognized through a valuation allowance for an individual stratum, and the amount of impairment is the amount by which the mortgage servicing rights for a stratum exceed their fair value.

Income taxes - Deferred tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is determined based on the differences between the book and tax bases of the various statement of financial condition assets and liabilities and gives current recognition to changes in tax rates and laws.

Advertising - The Company expenses the costs of advertising the first time the advertising takes place.

Financial instruments - All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading. In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

Comprehensive income - Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders' equity, net of tax, such as the change in the net unrealized gain or loss on securities available-for-sale. Accumulated other comprehensive income or loss, which is a component of shareholders' equity, represents the net unrealized gain or loss on securities available-for-sale, net of tax, reclassification adjustments for realized gains or losses on securities available-for-sale, net of tax and the minimum pension liability, net of tax.

Impact of new accounting standards - In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143 (SFAS No. 143), *Accounting for Asset Retirement Obligations.* This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company has adopted this statement and will apply the new standard as of its fiscal year beginning October 1, 2002. The application of the new standard is not expected to have a material effect on the Company's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No 144 establishes a single accounting model, based on the framework established in SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* for long -lived assets to be disposed of by sale, and resolves implementation issues related to SFAS No. 121. The company has adopted this statement and will apply the standard as of its fiscal year beginning October 1, 2002. The application of the new standard is not expected to have a material effect on the Company's financial position or results of operation.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

Reclassifications - Certain amounts previously reported in the financial statements for 2001 and 2000 have been reclassified to facilitate comparability with 2002. These reclassifications had no effect on net income or stockholders' equity.

Note 2 - Business Combinations

On June 30, 2000, the Company completed its acquisition of Gilmer Financial Services, Inc. (GFSI) and its wholly owned subsidiary, Gilmer Savings Bank, exchanging $26.10 in cash for each share of GFSI common stock outstanding. The total cost of the acquisition was approximately $5.4 million. At the date of acquisition, GFSI had approximately $35.6 million in assets, $22.9 million in deposits, and $3.1 million in shareholders' equity. Pursuant to the merger agreement, GFSI was merged into the Company's wholly owned subsidiary, First Federal Savings and Loan Association of Tyler, Inc. The combined entity now operates as one institution under the name of First Federal Savings and Loan. The Company utilized short-term advances from the Federal Home Loan Bank to fund the transaction and accounted for the acquisition under the purchase method of accounting. Under purchase accounting rules, the assets acquired and the liabilities assumed were adjusted to their estimated fair value. Goodwill, amounting to $2.4 million, related to this transaction was recorded. The results of operations of GFSI are reflected in the Company's consolidated financial statements only since the date of acquisition.

Note 3 - Investment Securities

The amortized cost and fair values of investment securities available-for-sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2002:				
State and municipal securities	$ 487,520	$ 28,923	$ -0-	$ 516,443
September 30, 2001:				
Corporate debt securities	$ 5,983,313	$ 299,087	$ -0-	$ 6,282,400
State and municipal securities	530,407	30,776	-0-	561,183
	$ 6,513,720	$ 329,863	$ -0-	$ 6,843,583

Note 3 - Investment Securities, continued

The following is a summary of amortized cost and fair value of investment securities available-for-sale at September 30, 2002, by contractual maturity:

	Amortized Cost	Fair Value
Due in one year or less	$ 139,692	$ 142,172
Due after one year through five years	347,828	374,271
Due after five years through ten years	-0-	-0-
Due after ten years	-0-	-0-
	$ 487,520	$ 516,443

For the years ended September 30, 2002 and 2001, proceeds from sales of securities available-for-sale amounted to $6,308,899 and $1,495,125, respectively. Gross realized gains amounted to $325,503 and $48,798, respectively.

There were no sales of investment securities available-for-sale for 2000.

The amortized cost and fair values of investment securities held-to-maturity are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2002				
Corporate debt securities	$ 6,237,575	$ 388,051	$ (51,496)	$ 6,574,130
U.S. government and agency obligations	3,486,141	74,639	-0-	3,560,780
	$ 9,723,716	$ 462,690	$ (51,496)	$ 10,134,910
September 30, 2001				
Corporate debt securities	$ 6,286,200	$ 214,139	$ -0-	$ 6,500,339
U.S. government and agency obligations	1,479,337	95,818	-0-	1,575,155
	$ 7,765,537	$ 309,957	$ -0-	$ 8,075,494

Note 3 - Investment Securities, continued

The following is a summary of amortized cost and fair value of investment securities held-to-maturity at September 30, 2002, by contractual maturity:

	Amortized Cost	Fair Value
Due in one year or less	$ 1,000,000	$ 1,029,062
Due after one year through five years	6,723,716	7,103,974
Due after five years through ten years	2,000,000	2,001,874
Due after ten years	-0-	-0-
	$ 9,723,716	$ 10,134,910

There were no sales of investment securities held-to-maturity for 2002, 2001, and 2000.

Note 4 - Mortgage-backed Securities

The amortized cost and fair values of mortgage-backed securities available-for-sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2002:				
U.S. government agency pass-through certificates	$ 2,219,074	$ 48,392	$ -0-	$ 2,267,466
U.S. government agency collateralized mortgage obligations	17,850,824	61,801	(35,149)	17,877,476
	$ 20,069,898	$ 110,193	$ (35,149)	$ 20,144,942
September 30, 2001:				
U.S. government agency pass-through certificates	$ 1,826,618	$ 26,365	$ (869)	$ 1,852,114
U.S. government agency collateralized mortgage obligations	25,332,579	214,389	(46,633)	25,500,335
	$ 27,159,197	$ 240,754	$ (47,502)	$ 27,352,449

For the year ended September 30, 2001, proceeds from sales of mortgage-backed securities available-for-sale amounted to $8,923,154. Gross realized gains amounted to $139,462.

There were no sales of mortgage-backed securities available-for-sale for 2002 and 2000.

Note 4 - Mortgage-backed Securities, continued

The following is a summary of the amortized cost and fair value of mortgage-backed securities available-for-sale at September 30, 2002, by contractual maturity. These contractual maturities do not take into consideration the effects of scheduled repayments or the effects of possible prepayments.

	Amortized Cost	Fair Value
Due in one year or less	$ 7,058	$ 7,084
Due after one year through five years	-0-	-0-
Due after five years through ten years	-0-	-0-
Due after ten years	20,062,840	20,137,858
	$ 20,069,898	$ 20,144,942

The amortized cost and fair values of mortgage-backed securities held-to-maturity are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2002:				
U.S. government agency pass-through certificates	$ 2,272,801	$ 61,748	$ -0-	$ 2,334,549
U.S. government agency collateralized mortgage obligation	28,318,447	175,304	(5,441)	28,488,310
	$ 30,591,248	$ 237,052	$ (5,441)	$ 30,822,859
September 30, 2001:				
U.S. government agency pass-through certificates	$ 3,008,317	$ 38,252	$ (616)	$ 3,045,953
U.S. government agency collateralized mortgage obligation	32,870,759	709,102	(39,835)	33,540,026
	$ 35,879,076	$ 747,354	$ (40,451)	$ 36,585,979

There were no sales of mortgage-backed securities held-to-maturity for 2002, 2001, or 2000.

Note 4 - Mortgage-backed Securities, continued

The following is a summary of the amortized cost and fair value of mortgage-backed securities held-to-maturity at September 30, 2002, by contractual maturity. These contractual maturities do not take into consideration the effects of scheduled repayments or the effects of possible prepayments.

	Amortized Cost	Fair Value
Due in one year or less	$ -0-	$ -0-
Due after one year through five years	-0-	-0-
Due after five years through ten years	2,084,020	2,096,923
Due after ten years	28,507,228	28,725,936
	$ 30,591,248	$ 30,822,859

Note 5 - Loans Receivable

Loans receivable are summarized as follows:

	September 30	
	2002	2001
Real estate loans:		
One-to-four family residences	$ 61,396,287	$ 67,169,463
Other residential	2,679,327	1,635,489
Home equity and improvement	10,844,746	8,316,209
Nonresidential	17,185,087	11,153,159
Construction loans	8,591,756	5,650,550
Total real estate loans	100,697,203	93,924,870
Other loans:		
Consumer loans	36,386,544	20,771,438
Commercial loans	5,458,596	6,111,255
Total other loans	41,845,140	26,882,693
Total loans	142,542,343	120,807,563
Less:		
Allowance for loan losses	756,566	769,225
Unadvanced loan funds	4,581,112	4,164,569
Deferred loan fees	21,700	26,373
Total loans receivable, net	$ 137,182,965	$ 115,847,396

Note 5 - Loans Receivable, continued

A summary of the changes in the allowance for loan losses is as follows (charge-offs include transfers to allowance for losses on real estate acquired in settlement of loans):

	2002	2001	2000
Balance at beginning of year	$ 769,225	$ 1,057,374	$ 270,039
Provision charged to income	365,386	69,685	27,854
Loans charged off	(432,536)	(408,392)	(39,833)
Recoveries	54,491	50,558	10,518
Allowance acquired	-0-	-0-	788,796
Balance at end of year	$ 756,566	$ 769,225	$ 1,057,374

The following is a summary of information pertaining to loans which were considered impaired as defined by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, and as amended by SFAS No. 118, *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure.*

	September 30	
	2002	2001
Impaired loans without a valuation allowance	$ -0-	$ -0-
Impaired loans with a valuation allowance	340,968	415,461
Total impaired loans	$ 340,968	$ 415,461
Valuation allowance related to impaired loans	$ 169,430	$ 278,524
Average investment in impaired loans	$ 397,692	$ 436,109

Interest income on impaired loans of $17,193 and $44,113 was recognized for cash payments received in 2002 and 2001 respectively. There was no interest income on impaired loans in 2000.

At September 30, 2002 and 2001, the Company had discontinued the accrual of interest on nonperforming loans aggregating approximately $1,242,919 and $1,315,444, respectively. The Company has no commitments to lend additional funds to debtors whose loans are nonperforming.

Note 5 - Loans Receivable, continued

Directors and executive officers were indebted to the Company in the aggregate amount of $790,822 and $631,832 as of September 30, 2002 and 2001, respectively. In the opinion of management, these loans were substantially on the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Company. A summary of the activity of loans to directors and executive officers is as follows:

	2002	2001
Balance, beginning of year	$ 631,832	$ 583,867
New loans	317,000	250,699
Repayment	(158,010)	(202,734)
Balance, end of year	$ 790,822	$ 631,832

Note 6 - Loan Servicing

The principal balances of loans serviced for investors are not included in the consolidated statement of financial condition. Information related to mortgage loans serviced for investors is summarized as follows:

	September 30,	
	2002	2001
Principal balance	$ 45,639,325	$ 46,271,553
Custodial escrow balance	762,178	1,002,428

The following is an analysis of the changes in loan servicing rights capitalized:

	2002	2001
Balance, beginning of year	$ 174,128	$ 258,682
Addition	178,551	49,746
Amortization	(97,410)	(134,300)
Balance, end of year	$ 255,269	$ 174,128

Note 7 - Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

	2002	2001
Investment securities	$ 179,323	$ 200,660
Mortgage-backed securities	198,187	279,709
Loans receivable	1,001,960	859,216
Allowance for uncollectible interest	(55,030)	(54,003)
	$ 1,324,440	$ 1,285,582

Note 8 - Foreclosed Assets

The Company has acquired various assets through loan foreclosures. At September 30, 2002 and 2001, the properties are summarized as follows:

	2002	2001
Residential real estate	$ 155,023	$ 197,285
Personal property	239,187	62,213
	$ 394,210	$ 259,498

There was no activity in the allowance for losses on foreclosed assets during 2002, 2001, and 2000.

Expenses applicable to foreclosed assets for the years ended September 30, 2002, 2001, and 2000, are as follows:

	2002	2001	2000
Net (gain) loss on sales of foreclosed assets	$ 89,227	$ (30,382)	$ (2,750)
Provision for losses	-0-	-0-	-0-
Operating expenses	59,636	18,349	5,759
	$ 148,863	$ (12,033)	$ 3,009

Note 9 - Premises and Equipment

Premises and equipment are summarized as follows:

	2002	2001
Land	$ 1,591,266	$ 1,591,266
Buildings and premises	1,524,727	1,293,041
Furniture, fixtures, and equipment	850,702	775,234
Autos	95,742	84,745
	4,062,437	3,744,286
Less accumulated depreciation	1,194,002	1,087,298
	$ 2,868,435	$ 2,656,988

Certain premises and equipment are leased under operating leases. Rental expense was $72,416 in 2002, $70,240 in 2001, and $69,434 in 2000.

As of September 30, 2002, there were no future minimum rental commitments under noncancellable leases.

Note 10 - Other Assets

Other assets are summarized below:

	2002	2001
Funds due on loans sold	$ 1,142,478	$ 964,155
Principal receivable on mortgage-backed securities	13,354	85,262
Pension plan intangible asset	74,000	-0-
Prepaid federal income tax	-0-	38,511
Prepaid expenses	207,489	383,972
Outstanding drafts	163,368	213,115
Other	4,637	13,323
	$ 1,605,326	$ 1,698,338

Note 11 - Deposits

The aggregate amount of accounts with a minimum denomination of $100,000 was approximately $34,416,251 and $37,383,221 at September 30, 2002 and 2001, respectively.

At September 30, 2002, scheduled maturities of certificates of deposit are as follows:

2003	$ 60,101,168
2004	9,769,984
2005	3,021,181
2006	2,962,705
2007	6,502,042
Thereafter	12,821
	$ 82,369,901

Note 13 - Pension Plan

The Company has a qualified, noncontributory defined benefit retirement plan covering substantially all of its employees. Benefits are based on years of service and the employee's highest average rate of earnings for the five consecutive years during the last ten full years before retirement. The benefits are reduced by a specified percentage of the employee's social security benefits. An employee becomes fully vested upon completion of five years of qualifying service. It is the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes.

The following table sets forth the plan's funded status and amounts recognized in the Company's statements of financial condition at September 30:

	2002	2001	2000
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 3,310,301	$ 2,815,090	$ 2,571,790
Service cost	259,522	215,841	164,269
Interest cost	247,287	212,386	187,622
Amendments	2,014	-0-	-0-
Actuarial (gain) loss	367,193	174,226	(32,113)
Benefits paid	(102,641)	(107,092)	(76,283)
Expenses paid	(150)	(150)	(195)
Benefit obligation at end of year	4,083,526	3,310,301	2,815,090
Change in plan assets:			
Fair value of plan assets at beginning of year	2,885,334	3,181,481	2,655,522
Actual return on plan assets	(141,492)	(364,114)	362,074
Employer contribution	103,825	175,209	240,363
Benefits paid	(102,641)	(107,092)	(76,283)
Expenses paid	(150)	(150)	(195)
Fair value of plan assets at end of year	2,744,876	2,885,334	3,181,481
Funded status	(1,338,650)	(424,967)	366,391
Unrecognized net actuarial loss	1,597,852	846,165	45,158
Unrecognized prior service cost	74,000	79,345	86,704
Unrecognized net transition obligation (asset)	(219,570)	(252,550)	(285,530)
Net amount recognized	$ 113,632	$ 247,993	$ 212,723
Amounts recognized in the statement of financial position consist of:			
Prepaid benefit cost	$ 113,632	$ 247,993	$ 212,723
Accrued benefit liability	(570,581)	-0-	-0-
Intangible asset	74,000	-0-	-0-
Accumulated other comprehensive income	327,743	-0-	-0-
Deferred tax asset	168,838	-0-	-0-
Net amount recognized	$ 113,632	$ 247,993	$ 212,723

Note 13 - Pension Plan, continued

A summary of the components of income follows:

	2002	2001	2000
Service cost-benefits earned during the year	$ 259,522	$ 215,841	$ 164,269
Interest cost on projected benefit obligation	247,287	212,386	187,622
Return on plan assets	(262,041)	(262,667)	(224,700)
Net asset gain recognition	19,039	-0-	-0-
Amortization of unrecognized net asset	(32,980)	(32,980)	(32,980)
Amortization of prior service cost	7,359	7,359	7,359
Net periodic pension cost	$ 238,186	$ 139,939	$ 101,570

Assumptions used in the accounting for the pension plan were as follows:

	2002	2001	2000
Weighted average discount rate	7.25%	7.50%	7.50%
Rate of increase in future compensation levels	5.00%	5.00%	5.00%
Expected long-term rate of return on assets	8.00%	8.00%	8.00%

Effective for the plan year ended September 30, 2002, the actuarial value of assets was changed from an annual method to a five year smoothing method. This change was made to more closely reflect the Company's future long-term expectations and to reduce fluctuations in the net periodic pension cost and minimum required funding of the plan. The effect of this change on net income for the current year was an increase of approximately $35,000.

The Company contributed $103,825, $175,209, and $240,363 to the plan in 2002, 2001, and 2000, respectively.

Note 14 - Income Taxes

The Company and the Association file a consolidated federal income tax return. The consolidated provision for income taxes for 2002, 2001, and 2000 consists of the following:

	2002	2001	2000
Current	$ 949,300	$ 101,488	$ 69,764
Deferred	134,595	338,753	128,346
	$ 1,083,895	$ 440,241	$ 198,110

Note 14 - Income Taxes, continued

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to income before income taxes as a result of the following:

	2002	2001	2000
Expected income tax expense at statutory tax rate of 34%	$ 1,071,831	$ 387,584	$ 167,925
Goodwill amortization	-0-	53,470	13,955
Other	12,064	(813)	16,230
	$ 1,083,895	$ 440,241	$ 198,110
Effective tax rate	34%	39%	40%

Deferred tax assets and liabilities included in the statement of financial condition at September 30 consist of the following:

	2002	2001
Deferred tax assets:		
Minimum pension liability	$ 168,838	$ -0-
Deferred compensation	16,344	20,533
Net operating loss carryover	-0-	22,988
Investment securities available-for-sale	3,325	11,252
Other	6,990	8,336
	195,497	63,109
Deferred tax liabilities:		
Net unrealized gain on market value adjustment to mortgage-backed securities available-for-sale	(35,348)	(177,859)
FHLB stock	(288,958)	(244,044)
Allowance for loan losses	(61,898)	(57,595)
Mortgage servicing rights	(86,792)	(59,204)
Depreciable assets	(66,019)	(75,495)
Pension liability	(150,435)	(119,618)
	(689,450)	(733,815)
Net deferred tax asset (liability)	$ (493,953)	$ (670,706)

As part of the acquisition of GFSI, the Company acquired a net operating loss carryforward of approximately $436,000. Of this amount, approximately $368,400 was utilized in prior years and the remaining $67,600 was utilized in the current year.

No valuation allowance for deferred tax assets was recorded as of September 30, 2002 and 2001, as management believes that the amounts representing future deferred tax benefits will more likely than not be recognized since the Company is expected to have sufficient taxable income of an appropriate character within the carryback and carryforward period as permitted by the tax law to allow for utilization of the future deductible amounts.

Note 14 - Income Taxes, continued

Retained earnings includes approximately $2,392,722 at September 30, 2002 and 2001, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $813,525 at September 30, 2002 and 2001.

Note 15 - Stock Option and Incentive Plan

The 1995 Stock Option and Incentive Plan (the "Stock Option Plan") provides for awards in the form of stock options, stock appreciation rights, limited stock appreciation rights, and restricted stock.

Options to purchase shares of common stock of the Company may be granted to selected directors, officers, and key employees. The number of shares of common stock reserved for issuance under the stock option plan was equal to 182,278 or 10% of the total number of common shares issued pursuant to the conversion. The option exercise price cannot be less than the fair market value of the underlying common stock as of the date of the option grant, and the maximum option term cannot exceed ten years. Awards vest at a rate of 20% per year beginning at the date of the grant. The Company plans to use treasury stock for the exercise of options. The following is a summary of changes in options outstanding:

Options outstanding	
Balance, September 30, 2000	151,776
Granted	-0-
Exercised at $9.42 per share	-0-
Forfeited and expired	-0-
Balance, September 30, 2001	151,776
Granted	-0-
Exercised at $9.42 per share	-0-
Forfeited and expired	-0-
Balance, September 30, 2002	151,776
Options exercisable at year end under stock option plan	150,277
Shares available for future grants	22,662

Note 15 - Stock Option and Incentive Plan, continued

Stock appreciation rights (SARs) may be granted under the Option and Incentive Plan giving the participant the right to receive the excess of the market value of the shares on the date exercised over the exercise price. Upon exercise, the participant will receive either cash or shares as determined by the Company. Limited SARs may be granted which are exercisable only for a limited period of time in the event of a tender or exchange offer for shares of holding company stock. Payment upon exercise of a limited SAR shall be in cash. No SARs or limited SARs have been granted.

Restricted stock may also be granted under the Option and Incentive Plan, subject to forfeiture if the participant fails to remain in the continuous service of the Company. The time period for such restriction may be removed or accelerated at the Company's discretion.

Note 16 - Employee Stock Ownership Plan (ESOP)

In conjunction with the stock conversion, the Company established an ESOP for eligible employees. Employees with at least one year of employment and who have attained the age of twenty-one are eligible to participate. The ESOP borrowed funds in the amount of $972,080 from the Company to purchase 145,823 common shares issued in the conversion. Collateral for the loan is the common stock purchased by the ESOP. The ESOP loan is payable in quarterly principal payments of $24,302 over a ten-year period plus interest at an annual rate of 7.93%. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan on the Association's books and the related receivable on the holding company's books have been eliminated in the consolidated statement of financial condition. The cost of shares not committed to be released and unallocated shares is reported as a reduction of stockholders' equity. Shares are released to participants' accounts under the shares allocated method.

The Company intends to make annual contributions to the ESOP in an amount to be determined annually by the Board of Directors, but not less than the amount required to pay any currently maturing obligations under loans made to the ESOP. The Company will not make contributions if such contributions would cause the Company to violate its regulatory capital requirements.

Company contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits generally become 100% vested after five years of credited service. Prior to the completion of five years of credited service, a participant who terminates employment for reasons other than death, retirement (or normal retirement), or disability will not receive any benefit under the ESOP. Forfeitures will be reallocated among the remaining participating employees in the same proportion as contributions. Benefits may be payable in the form of stock or cash upon termination of employment.

ESOP compensation expense for the years ended September 30, 2002, 2001, and 2000, totaled $136,881, $119,353, and $143,244, respectively. The fair value of unearned ESOP shares at September 30, 2002 and 2001, totaled $291,799 and $335,867, respectively. Following is a summary of ESOP shares at September 30:

	2002	2001
Shares allocated	107,551	100,518
Shares committed to be released	-0-	-0-
Unearned	25,574	38,341
Total	133,125	138,859

Note 17 - Recognition and Retention (RRP)

On July 26, 1995, the stockholders approved the Company's formation of a RRP which was authorized to award 4%, or 72,912 shares (48,608 shares prior to stock split), of the total shares of common stock issued in the conversion. On July 26, 1995, the RRP awarded 61,796 shares (41,197 shares prior to stock split) of common stock to directors and employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company.

Unearned compensation of $581,908, representing the shares' fair market value of $14.125 per share at the date of award, has been charged to income on a straight-line basis over the five-year vesting period as the Company's directors and employees performed the related services. The Company recognized $96,985 as compensation and benefits expense relating to this plan for the year ended September 30, 2000, which was the final year of the five year plan.

Note 18 - Earnings per Common Share

Basic earnings per common share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding during the period, adjusted retroactively for a 3 for 2 stock split in the form of a stock dividend, which was authorized by the Board of Directors on February 18, 1998, to shareholders of record as of March 11, 1998. Diluted earnings per share reflect per share amounts that would result if dilutive potential common stock had been converted to common stock. The following reconciles amounts reported in the financial statements:

	2002			2001			2000		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income from continuing operations	$2,068,548			$ 699,712			$ 295,787		
Less preferred stock dividends	-0-			-0-			-0-		
Income available to common stockholders - basic earnings per share	2,068,548	1,124,961	$ 1.84	699,712	1,111,459	$ 0.63	295,787	1,117,441	$ 0.26
Effect of dilutive securities:									
Options	-0-	19,163		-0-	153		-0-	7,763	
Income available to common stockholders - diluted earnings per share	$2,068,548	1,144,124	$ 1.81	$ 699,712	1,111,612	$ 0.63	$ 295,787	1,125,204	$ 0.26

Note 19 - Subsequent Event

At the October 16, 2002, directors' meeting, a cash dividend of $0.05 was declared. This dividend is to holders of record on November 6, 2002, and payable on November 20, 2002.

Note 20 - Significant Group Concentration of Credit Risk

The Company invests a portion of its cash in deposit accounts with various financial institutions in amounts which may exceed the insured amount of $100,000. The Company has not experienced any losses on these investments which typically are payable on demand. The Company performs ongoing evaluations of the financial institutions in which it invests deposits and periodically assesses its credit risk with respect to these accounts.

At September 30, 2002 and 2001, the Company had $2,883,189 and $2,824,364, respectively, on deposit with the Federal Home Loan Bank of Dallas, and $2,073,054 and $1,181,117, respectively, on deposit with Bank of America. The Company also had investments exceeding insured amounts in certificates of deposit at other financial institutions. Those certificates of deposit totaled $200,000 and $500,000 at September 30, 2002 and 2001, respectively.

Note 21 - Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The exposure to credit loss, in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and condition obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount and nature of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Such collateral includes primary real estate.

The Company has not been required to perform on any financial guarantee during the past two years. The Company has not incurred any losses on its commitments in either 2002 or 2001.

Note 21 - Financial Instruments, continued

The Association had outstanding commitments to originate loans as follows:

	September 30, 2002			September 30, 2001		
	Fixed Rate	Variable Rate	Total	Fixed Rate	Variable Rate	Total
First mortgage	$ 9,999,855	$ 1,229,746	$11,229,601	$ 6,030,006	$ 1,486,200	$ 7,516,206
Consumer and other loans	1,440,868	-0-	1,440,868	246,199	-0-	246,199
	$11,440,723	$ 1,229,746	$12,670,469	$ 6,276,205	$ 1,486,200	$ 7,762,405

Note 22 - Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

Note 23 - Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at September 30, 2002 and 2001:

Cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Interest-earning time deposits. Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates.

Federal Funds Sold. The carrying amounts of federal funds sold approximate their fair value.

Available-for-sale and held-to-maturity securities. Fair values for securities, excluding restricted equity securities, are based on available quoted market prices. If quoted market prices are unavailable, fair values are based on quoted market prices of comparable instruments. Available-for-sale securities are carried at their aggregate fair value.

Note 23 - Fair Value of Financial Instruments, continued

Loans receivable. Fair values for loans receivable are estimated using discounted cash flow analysis, utilizing interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank stock. The fair value of stock in the Federal Home Loan Bank of Dallas is estimated to be equal to its carrying amount, since it is not a publicly traded equity security, has an adjustable dividend rate, and transactions in the stock have been executed at the stated par value.

Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit (CDS) approximate their fair values at the reporting date. Fair values for fixed-rate CDS are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Borrowings. The estimated fair value of the FHLB advance is based upon the discounted value of the difference between contractual rates and current market rates for similar agreements.

Advance from borrowers for taxes and insurance. The carrying amount of escrow accounts approximate fair value.

Accrued interest. The carrying amounts of accrued interest approximate their fair values.

Off-balance-sheet instruments. Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The estimated fair values of the Company's financial instruments were as follows at:

	September 30, 2002		September 30, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 5,444,804	$ 5,444,804	$ 4,838,011	$ 4,838,011
Interest-earning time deposits	300,000	301,000	600,000	612,000
Federal funds sold	599,698	599,698	86,242	86,242
Securities available-for-sale	516,443	516,443	6,843,583	6,843,583
Securities held-to-maturity	9,723,716	10,134,910	7,765,537	8,075,494
Mortgage-backed securities available-for-sale	20,144,942	20,144,942	27,352,449	27,352,449
Mortgage-backed securities held-to-maturity	30,591,248	30,822,859	35,879,076	36,585,979
Loans receivable, net	137,182,965	141,897,000	115,847,396	118,883,000
Accrued interest receivable	1,324,440	1,324,440	1,285,582	1,285,582
Federal Home Loan Bank stock	4,588,500	4,588,500	4,323,900	4,323,900

Note 23 - Fair Value of Financial Instruments, continued

	September 30, 2002		September 30, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:				
Deposit liabilities	$ 107,468,529	$ 107,964,000	$ 115,611,041	$ 115,074,000
Advances from Federal Home Loan Bank	86,312,294	89,439,234	74,468,248	75,874,748
Advances from borrowers for taxes and insurance	1,033,717	1,033,717	1,267,900	1,267,900

The carrying amounts in the preceding table are included in the statement of financial condition under the applicable captions. The contract or notional amounts of the Company's financial instruments with off-balance-sheet risk are disclosed in Note 21.

Note 24 - Regulatory Matters

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association and the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), Tier 1 capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes, as of September 30, 2002, that the Association meets all capital adequacy requirements to which it is subject.

As of September 30, 2002, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage, and tangible capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

Note 24 - Regulatory Matters, continued

The following is a summary of actual capital amounts and ratios as of September 30, 2002 and 2001, for the Association, compared to the requirements for minimum capital adequacy and for classification as well-capitalized. Although the Office of Thrift Supervision does not impose minimum capital requirements on thrift holding companies, the Association's consolidated regulatory capital amounts and ratios as of September 30, 2002 and 2001, are also presented.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of September 30, 2002:						
Total risk-based capital (to risk-weighted assets)						
Consolidated	$ 17,655	15.0%	N/A	N/A	N/A	N/A
First Federal Savings	$ 17,154	14.5%	$ 9,438	8.0%	$ 11,797	10.0%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 16,969	14.4%	N/A	N/A	N/A	N/A
First Federal Savings	$ 16,469	14.0%	$ 4,719	4.0%	$ 7,078	6.0%
Tier 1 capital (to adjusted total assets)						
Consolidated	$ 16,969	7.9%	N/A	N/A	N/A	N/A
First Federal Savings	$ 16,469	7.7%	$ 8,616	4.0%	$ 10,770	5.0%
Tangible capital (to adjusted total assets)						
Consolidated	$ 16,969	7.9%	N/A	N/A	N/A	N/A
First Federal Savings	$ 16,469	7.7%	$ 3,231	1.5%	N/A	N/A
As of September 30, 2001:						
Total risk-based capital (to risk-weighted assets)						
Consolidated	$ 16,060	15.0%	N/A	N/A	N/A	N/A
First Federal Savings	$ 15,487	14.4%	$ 8,558	8.0%	$ 10,697	10.0%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 15,398	14.4%	N/A	N/A	N/A	N/A
First Federal Savings	$ 14,880	13.9%	$ 4,279	4.0%	$ 6,418	6.0%
Tier 1 capital (to adjusted total assets)						
Consolidated	$ 15,398	7.4%	N/A	N/A	N/A	N/A
First Federal Savings	$ 14,880	7.1%	$ 8,365	4.0%	$ 10,456	5.0%
Tangible capital (to adjusted total assets)						
Consolidated	$ 15,398	7.4%	N/A	N/A	N/A	N/A
First Federal Savings	$ 14,880	7.1%	$ 3,137	1.5%	N/A	N/A

Note 24 - Regulatory Matters, continued

In conjunction with its latest safety and soundless regulatory examination of September 23, 2002, the OTS, in a letter dated December 6, 2002, has notified the Association that it has been assigned a Troubled Condition Designation. As a result of this designation, the Association has been given thirty days from notification to submit an acceptable Safety and Soundness Compliance Plan that will specify what steps will be taken to correct deficiencies in the following areas:

(1) Internal Controls - Directorate Composition
(2) Interest Rate Risk Management
(3) Internal Audit
(4) Information Technology

After submission of an acceptable Compliance Plan, the Association will be required to submit, on a quarterly basis, a resolution adopted by its Board of Directors that attests to adherence to the plan or lists specific deviations from the plan.

Additionally, the Association is currently restricted from increasing assets in an amount exceeding net interest credited on deposit liabilities, during any calendar quarter, without prior written approval from the OTS Regional Director. The Association is also prohibited from purchasing any securities without the OTS's written nonobjection.

Note 25 - Stockholders' Equity

Federal regulations require that, upon conversion from a mutual to stock form of ownership, a "liquidation account" be established by restricting a portion of retained earnings for the benefit of eligible savings account holders who maintain their savings accounts with the Association after conversion. In the event of complete liquidation (and only in such event), each savings account holder who continues to maintain his savings account shall be entitled to receive a distribution from the liquidation account after payment to all creditors, but before any liquidation distribution with respect to capital stock. This account will be proportionately reduced for any subsequent reduction in the eligible holders' savings accounts.

Federal regulations impose limitations on the payment of dividends and other capital distributions, including, among others, that the Association may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Association's capital to be reduced below the amount required for the liquidation account or the capital requirements imposed by the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) and the OTS.

Note 26 - Compensated Absences

Employees of the Company are entitled to paid vacation after one year of employment. The vacation time does not vest; therefore, no accrual for vacation was recorded due to the immateriality. Sick leave is not accrued because it does not vest. The costs of these compensated absences are recognized when paid.

Note 27 - Interest and Dividends on Investment Securities

Interest income received from investment securities available-for-sale includes $28,058, $30,853, and $8,216, of nontaxable interest for the years ended September 30, 2002, 2001, and 2000, respectively.

Note 28 - Other Noninterest Income and Expense

Other noninterest income and expense amounts are summarized as follows:

	2002	2001	2000
Other noninterest income:			
Loan late charges	$ 127,092	$ 96,960	$ 42,033
Other	95,176	82,678	55,171
	$ 222,268	$ 179,638	$ 97,204
Other noninterest expense:			
Advertising and promotion	$ 15,877	$ 34,531	$ 37,648
Data processing	237,605	223,333	171,424
Professional fees	206,636	140,965	93,308
Supervisory examination	56,501	51,775	42,141
Printing, postage, stationery, and supplies	163,126	141,813	104,306
Telephone	34,351	33,204	28,734
Insurance and bond premiums	62,639	57,781	44,933
Loan servicing expenses	138,168	80,397	46,606
Franchise taxes	43,519	47,697	(24,858)
Other	224,942	269,732	156,734
	$ 1,183,364	$ 1,081,228	$ 700,976

Note 29 - Condensed Parent Company Only Financial Statements

The following condensed statements of financial condition as of September 30, 2002 and 2001, and related condensed statements of income and statements of cash flows for the years ended September 30, 2002 and 2001, should be read in conjunction with the consolidated financial statements and the related notes.

	2002	2001
STATEMENT OF FINANCIAL CONDITION		
Assets:		
Cash	$ 168,967	$ 152,148
Note receivable - ESOP Trust	218,718	315,926
Investment in the Association	18,782,161	17,395,323
Receivable from subsidiary	122,985	60,471
Prepaid expenses	12,000	15,000
Other assets	2,500	2,500
Total assets	$ 19,307,331	$ 17,941,368

Note 29 - Condensed Parent Company Only Financial Statements, continued

	2002	2001
Liabilities:		
Other liabilities	$ 24,865	$ 27,487
Stockholders' Equity:		
Common stock	18,845	18,845
Additional paid-in capital	12,525,303	12,473,302
Retained earnings	16,035,441	14,199,357
Treasury stock	(8,867,282)	(8,867,282)
Unearned ESOP shares	(170,716)	(255,597)
Accumulated other comprehensive income (loss)	(259,125)	345,256
	19,282,466	17,913,881
Total liabilities and stockholders' equity	$ 19,307,331	$ 17,941,368

STATEMENT OF INCOME

	2002	2001
Income:		
Equity in earnings of Association	$ 2,206,339	$ 843,785
Interest income	22,467	30,283
Total income	2,228,806	874,068
Expenses:		
Management expenses paid to subsidiary	130,500	130,500
Franchise tax expense	30,048	30,048
Professional fees	48,458	56,902
Other	22,235	29,403
Total expenses	231,241	246,853
Income before federal income taxes	1,997,565	627,215
Federal income taxes (benefit)	(70,983)	(72,497)
Net income	$ 2,068,548	$ 699,712

Note 29 - Condensed Parent Company Only Financial Statements, continued

	2002	2001
STATEMENT OF CASH FLOWS		
Cash flows from operating activities:		
Net income	$ 2,068,548	$ 699,712
Equity in earnings of the Association, net of dividends	(1,906,338)	(843,785)
(Increase) decrease in prepaid expenses and other assets	3,000	(15,000)
Increase (decrease) in other liabilities	(2,622)	(80,765)
Net cash provided (used) by operating activities	162,588	(239,838)
Cash flows from investing activities:		
ESOP loan repayment	97,208	97,208
(Increase) decrease in receivable from subsidiary	(62,514)	(32,537)
Net cash provided (used) by investing activities	34,694	64,671
Cash flows from financing activities:		
Net proceeds from issuance of common stock	52,001	28,930
Dividends paid	(232,464)	(232,464)
Net cash used by financing activities	(180,463)	(203,534)
Net increase (decrease) in cash and cash equivalents	16,819	(378,701)
Cash and cash equivalents at beginning of year	152,148	530,849
Cash and cash equivalents at end of year	$ 168,967	$ 152,148
Supplemental disclosure of cash flow information		
Receivable from subsidiary for ESOP shares issued	$ 52,001	$ 28,930

Corporate Directory

East Texas Financial Services, Inc.

Board of Directors*

Jack W. Flock
Chairman of
the Board
Of Counsel to
Ramey & Flock, P. C.

Gerald W. Free
Vice Chairman,
President and Chief
Executive Officer

Jim M. Vaughn, M.D.
Retired Physician
Investments

James W. Fair
Real Estate Investment
Oil and Gas Interests

L. Lee Kidd
Oil and Gas Interests

M. Earl Davis
Vice President
Compliance and
Marketing of the
Association

Charles R. Halstead
Geologist
Oil and Gas Interests

H. H. Richardson, Jr.
President
H. H. Richardson, Jr.
Construction Company

Officers

Gerald W. Free
Vice Chairman,
President and Chief
Executive Officer

Derrell W. Chapman **
Executive Vice President and
Chief Operating and
Chief Financial Officer

Sandra J. Allen
Corporate Secretary

First Federal Savings and Loan Association of Tyler

Officers

Gerald W. Free
Vice Chairman,
President and Chief
Executive Officer

Derrell W. Chapman **
Executive Vice President and
Chief Operating and
Chief Financial Officer

Joe C. Hobson
Sr. Vice President
Mortgage Lending

Sandra J. Allen
Corporate Secretary

William L. Wilson
Treasurer and
Controller

M. Earl Davis
Vice President
Compliance and
Marketing

Elizabeth G. Taylor
Vice President
Mortgage Loan Officer

Stephen W. Horlander
Sr. Vice President
Commercial Lending

Janet Baggott
Vice President
Consumer Lending

Jerry Richardson
Sr.Vice President
Manager Gilmer Division

Paul Wilson
Vice President
Consumer Lending

Diann Dabbs
Assistant Controller

Patty Jones
Vice President
Mortgage Lending

Mary Moore
Vice President
Mortgage Lending

Gordon Anderson
Vice President
Consumer Lending

Earlene Cool
Assistant Treasurer

* Directors of the Company also serve as directors of the Association

** Advisory Director

Shareholder Reference

Executive Offices
1200 South Beckham Avenue
Tyler, Texas 75701

SEC Counsel
Silver, Freedman and Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005-3934

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, N.J. 07016

Independent Auditors
Bryant and Welborn, L.L.P.
601 Chase Drive
Tyler, Texas 75701

Investor Relations
Shareholders, analysts and others seeking information
about East Texas Financial Services, Inc., are invited to contact:

Gerald W. Free, Vice Chairman, President and CEO
or
Derrell W. Chapman, Vice President and COO, CFO
at (903) 593-1767
(903) 593-1094 (Fax)
firstfederal@tyler.net

Copies of the Company's earnings releases and other financial publications, including the annual report on Form 10-KSB filed with the Securities and Exchange Commission, are available without cost upon request.

Annual Meeting of Shareholders
January 29, 2003, at 2:00 p.m.
Company Offices
1200 South Beckham Avenue
Tyler, Texas

East Texas Financial Services, Inc.

1200 South Beckham
Tyler, Texas 75701

(903) 593-1767